Exhibit 4.14
***Text Omitted and Filed Separately
with the Securities and Exchange Commission.
Confidential Treatment Requested
Under 17 C.F.R. Sections 200.80(b)(4)
and 230.406

Share Purchase Agreement

relating to

E-Plus

Between

Koninklijke KPN N.V.

And

Telefónica, S.A.

And

Telefonica Deutschland Holding AG

dated	23 July 2013

Contents
(for convenience only)

Clause		Page

1	INTERPRETATION	4
2	ACQUISITION OF THE E-PLUS PARTICIPATION	6
3	OBLIGATIONS TO IMPLEMENT THE TRANSACTION	8
4	CLOSING CONDITIONS	21
5	CLOSING	26
6	BREAK-UP FEES	27
7	WARRANTIES	28
8	REMEDIES	28
9	LIMITATION OF LIABILITY	29
10	TAX INDEMNITY	32
11	GOVERNANCE / CAPITAL STRUCTURE AND DIVIDEND POLICY	37
12	CONDUCT OF BUSINESS	38
13	CONFIDENTIALITY	41
14	NON-COMPETITION OBLIGATION, NON-SOLICITATION OBLIGATION	42
15	MISCELLANEOUS	43

***Confidential Treatment Requested

Share Purchase Agreement

THIS SHARE PURCHASE AGREEMENT (THE "AGREEMENT") IS MADE BETWEEN:

(1)	KONINKLIJKE KPN N.V., a stock corporation organised under the laws of the Netherlands, incorporated in the Netherlands, with its corporate seat in The Hague, the Netherlands("Royal KPN"),

and

(2)	TELEFÓNICA, S.A., a limited liability company with registered office at Gran Via 28, 28013, Madrid, Spain ("Telefónica"),

and

(3)	TELEFONICA DEUTSCHLAND HOLDING AG, a stock corporation organised under the laws of the Federal Republic of Germany (“Germany”), incorporated in Germany, with its corporate seat in Munich ("O2"),

each a "Party" and together the "Parties",

WHEREAS:

(A)
On the date hereof, Royal KPN, indirectly holds the only limited partnership interest in E-Plus Mobilfunk GmbH & Co. KG (representing 77.5% of E-Plus Mobilfunk GmbH & Co. KG’s capital), and indirectly holds 100% of the outstanding shares of E-Plus Mobilfunk Geschäftsführungs GmbH (“E-Plus Gesh”). E-Plus Gesh is the sole general partner of E-Plus Mobilfunk GmbH & Co. KG and, as such, holds 22.5% of the capital in E-Plus Mobilfunk GmbH & Co. KG (Royal KPN, together with its Subsidiaries (as defined hereinafter), the "Royal KPN Group").

(B)
It is envisaged subject to the terms of this Agreement that Royal KPN effectuates a Pre-Closing Restructuring (as defined hereinafter) as a result of which at Closing (as defined hereinafter), E-Plus Gesh will be the sole general partner of E-Plus (as defined hereinafter) and E-Plus Mobilfunk GmbH & Co. KG will be the sole limited partner of E-Plus (E-Plus, together with its Subsidiaries, the "E-Plus Group" and the general partnership interest and the limited partnership interest in E-Plus the "E-Plus Participation").

(C)	Telefónica indirectly holds 76.83% of the issued and outstanding shares in O2 (O2, together with its Subsidiaries, the "O2 Group"; Telefónica, together with its Subsidiaries, the "Telefónica Group").

***Confidential Treatment Requested

(D)	O2 has decided to acquire from Royal KPN the E-Plus Participation in accordance with the provisions of this Agreement (the "Transaction").

(E)
The management board of Royal KPN has passed a resolution on 22 July 2013 in which it has fully, unequivocally and unanimously resolved to enter into and to support the Transaction subject to the terms of this Agreement. The supervisory board of Royal KPN, with the approval of at least six of its eight members, has passed a resolution on 22 July 2013 in which it has fully and unequivocally resolved to approve and to support the Transaction subject to the terms of this Agreement.

(F)	The corporate structure of the E-Plus Group immediately prior to the Pre-Closing Restructuring is shown in Schedule 2.

(G)
The board of directors of Telefónica has passed a resolution on 22 July 2013 in which it has fully, unequivocally and unanimously resolved to enter into and to support the Transaction subject to the terms of this Agreement.

(H)
The management and supervisory board of O2 have passed resolutions on 22 July 2013 and on 22 July 2013, respectively, in which they fully, unequivocally resolved to enter into and to support the Transaction subject to the terms of this Agreement.

(I)	The Parties desire to set forth below the terms and conditions of the Transaction.

IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply throughout.

1.1	Definitions

Capitalised terms, including those used in the preamble of this Agreement, shall have the meaning as defined in Schedule 1 (Definitions).

1.2	References to persons

References to a person include any individual, company or partnership whether or not having separate legal personality and wherever incorporated or registered.

1.3	Headings and references to Clauses, Schedules and Paragraphs

1.3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

1.3.2	A reference in this Agreement to:

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(a)	a Clause or Schedule is to the relevant Clause or Schedule to this Agreement; and

(b)	a Paragraph or Section is to the relevant Paragraph or Section of the relevant Schedule.

1.4	References to liabilities and obligations

1.4.1
Any reference in this Agreement to a liability or obligation of Royal KPN Group shall be deemed to incorporate a reference to an obligation on the part of Royal KPN to procure that the relevant liability is discharged or obligation is performed by the relevant members of Royal KPN Group, on and subject to the terms and conditions set out in this Agreement.

1.4.2
Any reference in this Agreement to a liability or obligation of Telefónica Group shall be deemed to incorporate a reference to an obligation on the part of Telefónica to procure that the relevant liability is discharged or obligation is performed by the relevant members of Telefónica Group but excluding, unless otherwise expressly stated, O2 and its Subsidiaries on and subject to the terms and conditions set out in this Agreement.

1.4.3
Any reference in this Agreement to a liability or obligation of O2 Group shall be deemed to incorporate a reference to an obligation on the part of O2 to procure that the relevant liability is discharged or obligation is performed by the relevant members of O2 Group.

1.5	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

1.6	Legal terms

In respect of any jurisdiction other than the Federal Republic of Germany, a reference to any legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

1.7	Other references

1.7.1	Whenever used in this Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

1.7.2	Whenever used in this Agreement, the words "as of" shall be deemed to include the day or moment in time specified thereafter.

1.7.3	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

***Confidential Treatment Requested

2	ACQUISITION OF THE E-PLUS PARTICIPATION

2.1.1	Pursuant to the provisions of this Agreement:

(a)	Royal KPN shall procure that, subject to the Pre-Closing Restructuring to be effectuated prior to Closing, at Closing:

(i)	E-Plus Mobilfunk GmbH & Co. KG will transfer to O2 the limited partnership interest in E-Plus by way of a contribution in kind against the consideration set out in Clause 2.1.3; and that

(ii)	E-Plus Gesh will transfer to O2 the general partnership interest in E-Plus (by having E-Plus Gesh exit); and

(b)	O2 shall, at Closing:

(i)	acquire from said parties the E-Plus Participation, free and clear of any Liens; and

(ii)	procure that Telefónica Germany Management GmbH (registered with the commercial register of the Local Court of Munich under HRB 109061) will enter into E-Plus as a new general partner.

2.1.2
On Closing, the E-Plus Participation shall be transferred together with all rights as well as all partner accounts attaching to them (including the right to receive dividends paid or declared on or after the Effective Date).

2.1.3	The total aggregate consideration for the 100% of the E-Plus Participation shall be:

(i)	an amount equal to EUR 3.7 billion payable in cash (the Cash Consideration) adjusted for (a) Net Debt and (b) Working Capital pursuant to Schedule 3;

minus any Leakage (as defined below) in accordance with Clause 2.1.5;

(ii)
newly issued shares in O2 representing 24.9% of the share capital of O2 after registration of (x) the capital increase in relation to the Rights Offering (as defined below), and (y) either (A) the capital  increase from the Authorized Capital (as such term is defined in Clause 3.2.3(b)) or (B) the capital increase from the Direct Resolution Regarding the Capital Increase Against Contribution in Kind (as such term is defined in Clause 3.2.3(a)), as the case may be, with O2’s commercial register; the newly issued shares in O2 shall be granted by way of a contribution in kind (the “O2 Shares”) (the “Contribution in Kind”), which shall be issued from the Authorized Capital or, as the case may be, the capital

***Confidential Treatment Requested

increase from the Direct Resolution Regarding the Capital Increase Against Contribution in Kind (the Cash Consideration and the value of the Consideration Shares the "Purchase Price").

2.1.4	The Cash Consideration shall be paid by O2 from the Rights Offering (as defined below) and not from incremental debt from third party financing except in the event set forth in Clause 5.1.3.

2.1.5
Subject to clause 6, Royal KPN shall pay to O2 a sum (on a Euro for Euro basis) equal to any Leakage received by or for the benefit of Royal KPN or any of its Affiliates after the Effective Date. To the extent possible, any such payment of Leakage shall be satisfied by way of an adjustment to the Cash Consideration.

2.1.6
If any Leakage is notified by Royal KPN to O2 prior to Closing in accordance with clause 8, the Cash Consideration payable to Royal KPN shall be reduced by the amount of the Leakage so notified prior to Closing. If any Leakage is notified by O2 to Royal KPN after Closing, Royal KPN shall, subject to clause 7, reimburse O2 an amount equal to such Leakage, to the extent agreed in writing by Royal KPN and O2.

2.1.7	Any notice by O2 given after Closing regarding Leakage must be made within nine months of the Closing Date. For the avoidance of doubt, Royal KPN shall not be liable to reimburse O2 in respect of:

(a)	any Permitted Leakage; or

(b)	any Leakage notified after the expiry of nine months after the Closing Date.

2.1.8	On the fifth Business Day prior to the scheduled Closing, Royal KPN shall deliver to O2 a written statement setting out all items comprising Leakage.

2.1.9	O2 acknowledges and agrees that the following shall be paid, reimbursed or incurred (as the case may be) by the relevant Group Companies in the period up to Closing:

(a)
an amount up to EUR [***] payable to the individual managers, employees and consultants of the Royal KPN Group companies in the ordinary course of business in consideration for employment, consultancy, lease or other services provided under an employment, consultancy, lease or other services agreement; and

(b)	any amount at arms' length payable pursuant to any of the arrangements set out in Schedule 4 (Separation),

the amounts referred to in clause 2.1.9(a) and (b) together, the Permitted Leakage.

2.1.10	In relation to the Pre-Closing Restructuring, Royal KPN intends to and shall use its best efforts to complete the Pre-Closing Restructuring not later than 31 December 2013 and

***Confidential Treatment Requested

undertakes to complete the Pre-Closing Restructuring in any event not later than 31 March 2014, and, notwithstanding the foregoing, gives the undertakings set forth in Schedule 10 (Pre-Closing Restructuring).

3	OBLIGATIONS TO IMPLEMENT THE TRANSACTION

3.1	Transaction Steps

Immediately following Signing of this Agreement, the Parties shall undertake the following steps, in the order and at the points in time as set out below, to implement the Transaction:

3.2	Royal KPN Shareholders Meeting

(a)
Royal KPN shall hold no later than on 31 October 2013 an extraordinary general meeting of shareholders (the "Royal KPN EGM"), in order to obtain approval for entering into the Transaction with O2 under the terms and conditions provided for herein, as required under section 2:107a DCC (the "Royal KPN EGM Approval").

(b)
Subject to the provisions of Clause 3.3.2, the management board of Royal KPN shall fully, unequivocally and unanimously recommend the Transaction at the Royal KPN EGM and the approval thereof to the shareholders of Royal KPN both prior to and at the Royal KPN EGM. Subject to the provisions of Clause 3.3.2, the supervisory board of Royal KPN, with the support of at least six of its eight members, will fully and unequivocally undertake and support all steps necessary for the implementation of the Transaction and the supervisory board of Royal KPN, with the support of at least six of its eight members, will subject to Clause 3.3.2 fully and unequivocally recommend the Transaction at the Royal KPN EGM and the approval thereof to the shareholders of Royal KPN both prior to and at the Royal KPN EGM.

3.2.1	Merger clearance

The Parties shall cooperate with each other to obtain the required merger clearance as referred to in Clause 4.1.2.

3.2.2	Settlement of intra-group liabilities of E-Plus Group

Subject to the fulfilment or waiver of the Closing Conditions but still prior to or at the Closing,

(a)	Royal KPN shall:

***Confidential Treatment Requested

(i)
procure to fully and unconditionally settle, waive or otherwise extinguish any remaining debt, if any, any member of the E-Plus Group owes to any member of the Royal KPN Group (not, at the same time, being a member of the E-Plus Group) so that the members of the E-Plus Group, as of the Closing, will be free and clear of any debt vis-à-vis the members of the Royal KPN Group (not, at the same time, being a member of the E-Plus Group); it being understood that any guarantees, suretyships (Bürgschaft), letters of comfort and similar security provided by E-Plus Group companies for the benefit of Royal KPN Group companies (not being E-Plus Group companies) shall be likewise settled, or otherwise extinguished; Royal KPN shall procure that all members of the Royal KPN Group provide, at the request of O2, corresponding waiver or similar declaration in favour of the members of the E-Plus Group concerned; and

(ii)
procure to fully and unconditionally settle any remaining debt, if any, any member of the Royal KPN Group (not, at the same time, being a member of the E-Plus Group) owes to any member of the E-Plus Group so that the members of the Royal KPN Group (not, at the same time, being a member of the E-Plus Group), as of the Closing, will be free and clear of any debt vis-à-vis the members of the E-Plus Group.

(b)
Royal KPN shall procure that all intra-group relations between any member of the Royal KPN Group (excluding the E-Plus Group) and any member of the E-Plus Group as set out in Schedule 4 that are marked in Schedule 4 to terminate on or before the Closing Date, will terminate on or before the Closing Date without any liability of any member of the E-Plus Group. All other intra-group relations that are listed on Schedule 4 shall be dealt with as described in Schedule 4. The Parties shall act in good faith to procure that the actions or results described in Schedule 4 will in time be performed or agreed upon as the case may be and if required they will exchange information through a clean team. All other intra-group relations which are not listed in Schedule 4 or which are not otherwise governed by this Transaction will continue on unchanged terms and conditions, in particular consideration, but in any event upon terms and conditions which are at arms' length. Royal KPN and O2 shall procure that each of the recipient and the provider of the respective services shall be entitled to terminate the services with a reasonable notice period without the obligation to pay any compensation. Upon the date hereof, the Parties shall commence in good faith negotiations of a transition and synergy plan, applicable to all intra-group relations, regardless of whether listed on Schedule 4 or not, to apply after the Closing. The Parties shall use their respective reasonable endeavours to ensure a smooth transition in the period following Closing.

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(c)
The measures set out in Clause 3.2.2(a)(i) shall occur in a Tax neutral manner and at no material cost for the E-Plus Group and the O2 Group. Royal KPN shall indemnify and hold harmless the E-Plus Group against any claims, costs and expenses that arise out of or resulting from the measures set out in 3.2.2(a)(i). Royal KPN shall indemnify and hold harmless the E-Plus Group and the O2 Group against any Taxes resulting from the measures set out in 3.2.2(a)(i) and becoming payable by the E-Plus Group or, because of the tax transparency of members of the E-Plus Group, by the O2 Group.

3.2.3	Contribution of E-Plus and Rights Offering

(a)
Without undue delay after the Closing Condition pursuant to Clause 4.1.2 has been fulfilled, or at an earlier time determined by O2, the management board, with the consent of the supervisory board, of O2 shall pass a resolution to call one or two extraordinary shareholders meeting of O2 proposing to vote and approve

(i)	a capital increase in O2 against contribution in cash for a maximum amount of 3.7 billion Euros (the “Rights Offering”), to be fully subscribed for and paid up on or before the Closing Date; and/or

(ii)
the creation of additional authorized capital (by way of creation of new authorized capital and/or the increase of the amount of authorized capital pursuant to Section 4, paragraph 3 of O2’s current articles of association) with the authorization to exclude the shareholders' pre-emption rights; and/or

(iii)
a capital increase in O2 against contribution in kind by way of a direct resolution (Direktbeschluss), excluding the shareholders’ pre-emption rights, for the issuance of shares in O2, to be issued at an issue price (Ausgabebetrag) of no more than EUR 1.00 (one Euro) per share, which shall serve as consideration for the contribution of the E-Plus Participation and which shall be equivalent to 24.9% in O2’s share capital after registration of the consummation of the capital increases pursuant to lit. (i) and this lit. (iii) with O2’s commercial register (these respective O2 Shares are hereinafter referred to as the "Consideration Shares" and the resolution is herein referred to as “Direct Resolution Regarding the Capital Increase Against Contribution in Kind”), it being, however, understood that the number of Consideration Shares to be issued may be calculated on another basis than EUR 1.00.

(b)
If the authorized capital pursuant to O2's articles of association, as it may have been amended (the “Authorized Capital”) is sufficient to issue the number of Consideration Shares as set forth in lit. (a)(iii) above, O2 shall be entitled to,

***Confidential Treatment Requested

instead of proceeding as set forth under in lit. (a)(iii), to have the management board, with the consent of the supervisory board, of O2, pass a resolution to increase O2´s share capital by exercising the Authorized Capital, issuing O2 Shares at an issue price (Ausgabebetrag) of no more than EUR 1.00 (one Euro) per share, against contribution in kind of the E-Plus Participation, and to make use of the authorization to exclude the shareholders’ pre-emption rights. If O2, in its own discretion, elects to proceed in accordance with this lit. (b), the shares issued by making use of the Authorized Capital shall be the Consideration Shares.

(c)
The Cash Consideration shall be paid by O2 from a Rights Offering (as defined below) by O2 to its existing shareholders. Telefónica shall procure the underwriting of the Rights Offering in its entirety, either through a direct underwriting by Telefónica or through procuring third parties to underwrite a portion of the Rights Offering. Telefónica confirms that it has received commitments from financial institutions in relation to the underwriting of at least an amount equivalent to the percentage of the Rights Offering equal to the percentage in the share capital of O2 that Telefónica does not currently own, subject to market conditions. The new shares to be offered within the scope of the Rights Offering may be placed in advance of the Rights Offering with international institutional investors.

(d)	[***]

(e)	Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG shall, at the Closing or such earlier date as Royal KPN and O2 may have agreed, subscribe for the Consideration Shares.

(f)
Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG shall, and O2 shall, at the Closing or such earlier date after subscription of the Consideration Shares as Royal KPN and O2 may have agreed, enter into a contribution agreement (the “Contribution Agreement”) in due form the content of which shall be agreed between Royal KPN and O2 in good faith in accordance with

***Confidential Treatment Requested

market practice and the requirements of this Agreement but in any event includes the following items as well as the items in Schedule 7.

3.2.4	Registration of Capital Increases

(a)
O2 shall take all steps necessary to bring about the registration of the capital increases pursuant to clause 3.2.3(a) and (b), as the case may be. O2 shall act diligently and swiftly, it being, however, understood that O2 shall only be obliged to take steps which can be reasonably be expected and does not guarantee the registration as a result. [***] O2 shall decide in its own reasonable discretion whether to settle disputes with shareholders in this context.

(b)
O2 shall take all steps necessary to bring about the registration of the consummation of the capital increases pursuant to clause 3.2.3(a) and (b), as the case may be. O2 shall act diligently and swiftly, it being, however, understood that O2 shall only be obliged to take steps which can be reasonably be expected and does not guarantee the registration as a result. In particular, if appropriate, O2 shall (i) timely liaise with the personnel at O2's commercial register to pre-discuss filings and procedures,  (ii) nominate an auditor who can be reasonably be expected to be appointed as court appointed auditor (Sacheinlagenprüfer), and (iii) retain such firm of chartered accountants and/or investment bank which, the intrinsic value of the E-Plus Group and the intrinsic value or share price of O2 permitting, will be able to produce the documentation on which, from an objective point of view, the conclusion can be based that the number of Consideration Shares to be issued to E-Plus Mobilfunk GmbH & Co. KG pursuant to this Agreement is not inappropriate (unangemessen).

(c)
O2 shall explain to Royal KPN how it has duly fulfilled its obligations pursuant Clauses 3.2.3 and 3.2.4 and make available to Royal KPN the relevant documentation, correspondence and other documents (other than any commercially sensitive information) that Royal KPN may reasonably require to have access to so that Royal KPN can convince itself that O2 is properly discharging.

3.2.5	Listing of Consideration Shares

(a)
The implementation of the Rights Offering will require the publication of a German securities prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) (the “Securities Prospectus”).

(b)	Telefónica and O2 shall use their respective best efforts to have all Consideration Shares (also referred to as the "Listing Shares") and the shares

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from the Rights Offering admitted to listing and trading as soon as reasonably practicable, in any case within one month from Closing on the regulated market of the Frankfurt Stock Exchange (the "Regulated Market"), including but not limited to, preparing, filing and publishing a Securities Prospectus, listing application and all other documents conducive thereto. Until the Closing Date, Royal KPN shall provide, and shall procure that E-Plus provides, all information on E-Plus Group necessary for the preparation of the Securities Prospectus.

(c)
Between Closing and admission to listing and trading of the Listing Shares on the Regulated Market, the Parties shall not encumber, sell or transfer or otherwise dispose of any of the Listing Shares except as allowed under this Agreement.

3.2.6
Royal KPN hereby commits for a period of five years from the Closing not to acquire (or otherwise become the economic owner of) any share in O2 than the Consideration Shares excluding such Consideration Shares transferred to Telefónica in accordance with Clause 5.3 or to act in concert in relation to the shareholding in O2 with any other shareholder of O2.

3.3	Royal KPN's undertakings

3.3.1	Royal KPN’s commitments

Royal KPN:

(i)
agrees until the Long Stop Date not to, and shall cause its Representatives, Subsidiaries and any other person or entity acting on its behalf not to, directly or indirectly, initiate, or encourage the continuation of, any discussions with, or solicit, encourage or otherwise facilitate offers or proposals from, any other third party, and to immediately terminate any previously active discussions or other communications, concerning any potential sale of E-Plus (including, without limitation, a sale of a material amount of participation or shares in E-Plus) or any other potential transaction that would delay or prevent the Transaction, or require any alteration to, or affect, the contemplated terms of the Transaction, except that this Clause 3.2.1(i) shall not apply to a Superior E-Plus Offer (as defined below) or a written indication of interest by a third party that in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN may lead to a Superior E-Plus Offer if such Superior E-Plus Offer or written indication of interest is received prior to 1  December 2013;

(ii)
confirms that, subject to the provisions of Clause 3.3.2, its management board fully, unequivocally and unanimously supports the Transaction and will fully, unequivocally and unanimously undertake and support all steps necessary for the implementation of the Transaction, including, without limitation, that they shall fully, unequivocally and unanimously recommend the Transaction and the

***Confidential Treatment Requested

approval thereof to the shareholders of Royal KPN both prior to and at the Royal KPN EGM; and confirms that, subject to the provisions of Clause 3.3.2, the supervisory board of Royal KPN, with the support of at least six of its eight members, will fully and unequivocally undertake and support all steps necessary for the implementation of the Transaction and the supervisory board of Royal KPN, with the support of at least six of its eight members, will fully and unequivocally recommend the Transaction at the extraordinary general meeting of shareholders of Royal KPN and the approval thereof to the shareholders of Royal KPN both prior to and at the Royal KPN EGM;

(iii)	undertakes that the Royal KPN EGM shall be called in accordance with the provisions of Section 3.2(a) above;

(iv)
undertakes that it shall not, directly or indirectly, through a Representative, Subsidiary or otherwise, solicit offers from, initiate, or encourage the continuation of, negotiations with or in any manner encourage any proposal of any person other than Telefónica, or take any action whatsoever relating to the transfer under any form whatsoever of all or substantially all of E-Plus Group's assets or business, whether directly or indirectly, immediately or at term, through purchase, contribution, merger, consolidation, or in any other way (other than sales of inventory of the E-Plus Group in the ordinary course), the foregoing, for the avoidance of doubt, until this Agreement has been fully performed or this Agreement has been validly terminated, except that this Clause 3.2.1(iv) shall not apply to a Superior E-Plus Offer (as defined below) or a written indication of interest by a third party that in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN may lead to a Superior E-Plus Offer if such Superior E-Plus Offer or written indication of interest is received prior to 1 December 2013.

3.3.2	Superior E-Plus Offer

(a)
If prior to 1 December 2013, Royal KPN has received a writtenbona fide unsolicited offer for the E-Plus Group (either through a share sale or a sale of all or substantially all of E-Plus Group's assets and business) made by a party which, in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN, is a bona fide third party and which offer (after taking into account all legal, financial, regulatory and other relevant aspects of the offer, including likelihood of consummation) in the reasonable and good faith opinion of the management and supervisory boards of Royal KPN is a superior offer and which offer values the E-Plus Group at EUR 8,600,000,000 (eight billion six hundred million euros) or more and commits to paying for the offer exclusively in (i) cash, (ii) liquid securities within the meaning of Section 5 of the German Takeover Regulation (WpÜG-Angebotsverordnung) which are of the same class of securities listed on a

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regulated market within the European Economic Area or a comparable market outside the European Economic Area, or (iii) a combination thereof (the "Superior E-Plus Offer"), then Clauses (b) through (d) in this Clause 3.2.2 (the “Matching Right”) shall apply. If this does not result in Royal KPN’s management and supervisory boards being required pursuant to Clause 3.3.2(d) to recommend the Transaction to the shareholders, then they may withdraw their recommendation but not otherwise speak negatively of the Transaction, and Clause 6.1.2 (Royal KPN Break-up Fee) shall apply (the “Fiduciary Out”).

(b)
Upon receipt by Royal KPN of any written proposal or offer which could be or become a Superior E-Plus Offer, Royal KPN shall promptly (and in any event within 24 hours) notify O2 and Telefónica of such offer (the "Superior E-Plus Offer Notice") specifying in reasonable detail the material terms and conditions of such proposal or offer (to the extent available to Royal KPN), it being understood that at a minimum Royal KPN shall notify O2 and Telefónica of the identity of such third party, the proposed consideration, the financing terms and structure, the anti-trust and other regulatory requirements that need to be complied with prior to closing of the Superior E-Plus Offer and other key terms of the Superior E-Plus Offer, so as to enable O2 and Telefónica to consider its position, including the exercise of the Matching Right, in light of such Superior E-Plus Offer, and to assess the (possible) effects of such Superior E-Plus Offer on the Transaction.

(c)
O2 may within 5 Business Days following the date on which it has received the Superior E-Plus Offer Notice but no later than the voting of the Royal KPN EGM, announce to Royal KPN a revision or renewal of the Transaction and propose a revised transaction offer to Royal KPN for E-Plus.

(d)
If such revised offer is on terms and conditions which, in the reasonable and good faith opinion of the management board and supervisory board of Royal KPN, or are at least equivalent to the terms and conditions of the Superior E-Plus Offer as set forth in the Superior E-Plus Offer Notice, such offer shall qualify as a revised offer (the "Revised Offer") and the Parties shall continue to be bound by their respective rights and obligations under this Agreement, including the obligation of Royal KPN to fully and unequivocally recommend the Revised Offer and the approval thereof to the shareholders of Royal KPN both prior to and at the Royal KPN EGM. This Clause (d) applies mutatis mutandis to any consecutive Superior E-Plus Offer.

3.3.3	Lock-Up

(a)	Royal KPN shall, without the prior written consent of O2, not directly or indirectly sell, market, transfer or otherwise dispose of any Listing Shares or

***Confidential Treatment Requested

other securities in O2 within a period of 180 days from Closing (the “Lock-up Period”). The same restrictions shall apply to any economically equivalent transaction.

(b)
Notwithstanding lit. (a) above, the Lock-up Period shall be limited to 45 days for distributions of O2 shares to Royal KPN's shareholders, always in proportion to their respective shareholding in Royal KPN at the time of the distribution, pursuant to certain transactions, including, but not limited to, a spin-off, demerger or dividend distribution. Royal KPN shall immediately inform O2 of all its relevant plans of this nature (if any).

(c)
O2 may waive or reduce the Lock-up Period at any time but any such waiver or reduction shall be at its own discretion and there shall be no obligation on the part of O2 to grant such waiver or make such reduction.

(d)
After expiry of the Lock-Up Period, Royal KPN is authorised to sell and transfer the Listing Shares in whole or in part in an orderly market manner, except that Royal KPN shall not sell any Listing Shares in any private transaction to a telecommunications services provider or any Affiliate thereof. Royal KPN agrees that it will not sell (including, but not limited to, with respect to any type of transactions regarding derivatives, options, swaps, futures, collaterals or securities lending) in the aggregate, directly or indirectly, on any market on which the O2 Shares are traded, any Listing Shares in an amount in excess of 20% per Business Day of the total number of O2 Shares sold on the Frankfurt Stock Exchange on the immediately preceding trading day.

(e)	The management board of O2 agrees to make itself available and to reasonably cooperate with Royal KPN, in any event to the extent legally permitted to support the disposal of O2 shares by Royal KPN.

(f)
Notwithstanding the above, in the event of a public takeover offer (Übernahmeangebot) or a public mandatory takeover offer (Pflichtangebot) both in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) by a third party within the term of Lock-up Period and thereafter, Royal KPN shall be entitled to tender its shares in O2 to the offeror in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

3.3.4	Telefónica’s ROFO

(a)
Royal KPN hereby grants Telefónica an irrevocable right of first offer (the “ROFO”) over any shares in O2 that Royal KPN or any of its Subsidiaries intends to sell after the Lock-up Period in the context of a private securities transaction, provided that the respective number of O2 Shares to be sold in the context of a private securities transaction (when added to other O2 shares sold

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by Royal KPN or any of its Subsidiaries in the same financial year in the context of a private securities transaction) is equivalent to or exceeds 3% of the then current share capital of O2 to the same person or any Affiliate thereof (the “ROFO Shares”). Telefónica hereby accepts the ROFO.

(b)
Royal KPN will inform Telefónica and O2 of any disposal of shares subject to the ROFO with a prior written notice of at least 5 trading days on the Frankfurt Stock Exchange prior to the envisaged disposal by Royal KPN or any of its Subsidiaries. If Telefónica decides to exercise the ROFO, it shall, at the latest 2 trading days on the Frankfurt Stock Exchange prior to the envisaged disposal date by Royal KPN or any of its Subsidiaries, send a notice to Royal KPN in which it shall include the price it offers for each of the ROFO Shares. If Royal KPN accepts the offer made by Telefónica, the sale and purchase of the ROFO Shares shall take place on the date Royal KPN envisaged to dispose of the ROFO Shares. If Royal KPN does not accept the offer made by Telefónica, it will be free to sell the ROFO Shares only if the purchase price is at least a 2.5% higher than the purchase price offered by Telefónica. If Royal KPN does not sell the shares within 3 months from the initial date Royal KPN envisaged to dispose of the ROFO Shares, it will need to follow the procedure set forth in this Section 3.3.4 again.

3.3.5	Post-Closing Steps and Indemnities

(a)
It is Royal KPN’s intention that E-Plus Mobilfunk GmbH & Co. KG pays off, in full or in part, the Shareholder’s Loans to the relevant member(s) of the Royal KPN Group following Closing and that E-Plus Mobilfunk GmbH & Co. KG may cease to exist.

(b)
If at any time after Closing, E-Plus is held liable in connection with any of the Shareholder’s Loans pursuant to section 133 UmwG, then O2 shall have the right to acquire from any and all members of the Royal KPN Group (excluding E-Plus Mobilfunk GmbH & Co. KG) such parts of the Shareholder's Loans equal to and representing the amount for which E-Plus is being held liable pursuant to section 133 UmwG, for an aggregate consideration of EUR 1.00. Parties agree to prepare and execute all documents and deliver all information required to effectuate such transfer of such Shareholder’s Loans.

(c)
Royal KPN shall indemnify and hold harmless E-Plus, in each case on first demand, in the event that E-Plus is held liable within the meaning of section 133 UmwG, for the full amount to which E-Plus is being held liable in connection with a liability directly relating to any assets or liabilities that will not be demerged pursuant to the legal demerger (Ausgliederung) described in step 3 of the Pre-Closing Restructuring. The Parties agree that claims under this

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Clause 3.3.5(c) shall not be time barred before expiry of 9 months from the end of the liability period stated in section 133 UmwG.

(d)
Royal KPN shall deliver and shall procure that its Subsidiaries shall deliver to O2 at Closing waiver letters waiving their potential claims against E-Plus for all or any part of the Shareholder's Loans under section 133 UmwG.

(e)	Notwithstanding the foregoing, Royal KPN shall not, and shall procure that its Subsidiaries shall not, hold E-Plus liable for all or any part of the Shareholder's Loans under section 133 UmwG.

(f)
Prior to the conclusion of this agreement, Royal KPN has explained to O2 and Telefónica that Royal KPN and its Subsidiaries have subordinated their claims under the Shareholder's Loans in accordance with section 39 (2) of the German Insolvency Code (the "Subordinations") and that with regard to E-Plus Mobilfunk GmbH & Co. KG (registered in the commercial register of the Local Court of Düsseldorf under HRA 19031) or E-Plus Gesh no reasons within sections 16 et seqq. of the German insolvency Code exist, and to Royal KPN's best knowledge are expected or likely to come into existence in the overseeable future, which would justify the opening of insolvency proceedings against any of them.

(g)
Royal KPN shall procure, and shall procure that its current and future Subsidiaries shall procure, that (i) until the earlier of the 10th anniversary of the Closing Date and the final extinguishment of the Shareholder’s Loans the Subordination will be maintained and not be waived or terminated, and that (ii) prior to the 10th anniversary of the Closing Date no insolvency proceedings (under German law or any other jurisdiction) are opened over E-Plus Mobilfunk GmbH & Co. KG or E-Plus Gesh or that such proceedings are rejected due to lack of assets (mangels Masse abgelehnt). Royal KPN shall indemnify O2 and Telefónica against and shall hold O2 and Telefónica harmless from any obligations, losses, damages and costs O2 or Telefónica may suffer or incur because insolvency proceedings (under German law or any other jurisdiction) are opened over the assets of E-Plus Mobilfunk GmbH & Co. KG or E-Plus Gesh or because such proceedings are rejected due to the lack of assets (mangels Masse abgelehnt) prior to the 10th anniversary of the Closing Date.

(h)	Furthermore, Royal KPN hereby undertakes that the Shareholder's Loans and the claims thereunder will not, directly or indirectly, be sold or transferred to anyone who is not a Subsidiary of Royal KPN.

3.4	Call Option

3.4.1	If, during a period of five years from Closing, Royal KPN is notified by O2 that (i) the direct, indirect or attributed shareholding in O2 within the meaning of section 21 et seq. of

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the German Securities Trading Act (Wertpapierhandelsgesetz) held by Royal KPN together with (ii) the direct, indirect or attributed shareholding in O2 within the meaning of section 21 et seq. of the German Securities Trading Act (Wertpapierhandelsgesetz) held by any of Royal KPN's shareholders, which - within the meaning of section 21 et seq. of the German Securities Trading Act (Wertpapierhandelsgesetz) - holds or is attributed more than 10 % of the shares in Royal KPN (jointly the “Royal KPN and Others Shareholding”) exceeds 22.6% of the then current share capital of O2, Royal KPN will, and will procure that its Subsidiaries will, refrain from voting, in the general meeting of O2 following the above notification, such number of their shares by which the Royal KPN and Others Shareholding exceeds 22.6% of the then current share capital of O2.

3.4.2
Telefónica will have the right to acquire (directly or indirectly through any of its Subsidiaries) from Royal KPN, and, if Telefónica exercises such right, Royal KPN (directly or indirectly through any of its Subsidiaries) will have the obligation to transfer or procure the transfer to Telefónica, of such number of shares in O2 to ensure that the Royal KPN and Others Shareholding remains below 22.6% of the then current share capital of O2, provided that Royal KPN will never be required to (procure the) transfer (of) more shares in O2 than it and its Subsidiaries actually holds. The purchase price for such acquisition and transfer of any share in O2 will be equal to the average trading price on the Frankfurt Stock Exchange during the 30-trading-day period preceding the exercise of the right to acquire by Telefónica plus an amount equal to 10% (based on 360-day year) of the purchase price to be calculated over the period between the Closing Date and the exercise of the right to acquire.

3.5	Telefónica’s undertakings

3.5.1
Telefónica confirms that its board of directors fully, unanimously and unequivocally supports the Transaction and will fully and unequivocally undertake and support all steps necessary for the implementation of the Transaction, including, without limitation, that Telefónica shall, and shall procure that its Subsidiaries shall, vote all shares held or controlled by Telefónica and its Subsidiaries in O2 in favour of the Transaction at O2’s general meetings to effect the Rights Offering, the Direct Resolution Regarding the Capital Increase Against Contribution in Kind [***]

3.6	O2’s undertakings

3.6.1	O2 confirms that both its management board and its supervisory board fully support the Transaction and will undertake and support all steps necessary for the implementation of the Transaction.

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3.6.2
O2 shall pay the (adjusted) Cash Consideration at Closing. For the avoidance of doubt, even if the Contribution Agreement will state O2's obligation to pay the Cash Consideration, the Cash Consideration is only due once as the Contribution Agreement will be concluded in order to fulfill obligations under this Agreement.

3.6.3	O2 shall procure that the Purchase Price shall not be allocated to each of E-Plus's Subsidiaries in excess of the book value for Tax purposes of each of E-Plus's Subsidiaries' assets.

3.6.4
O2 shall indemnify and hold harmless E-Plus Mobilfunk GmbH & Co. KG, in each case on first demand, in the event that E-Plus Mobilfunk GmbH & Co. KG is held liable within the meaning of section 133 UmwG, for the full amount to which E-Plus Mobilfunk GmbH & KG is being held liable in connection with a liability directly relating to any assets or liabilities that will be demerged pursuant to the legal demerger (Ausgliederung) described in step 3 of the Pre-Closing Restructuring. The Parties agree that claims under this Clause 3.6.4 shall not be time barred before expiry of 9 months from the end of the liability period stated in section 133 UmwG.

3.7	Optimization of transaction structure

The Parties are aware of the fact that the structure of the Transaction as reflected in this Agreement may be optimized with regard to various aspects, including legal, tax, costs and process security. The Parties hereby agree to further assess and analyse the structure of the Transaction as reflected in this Agreement as well as potential alternative structures, always adhering to the underlying economics of the Transaction. Royal KPN, Telefónica and O2 shall co-operate in good faith in optimizing the current structure, including amending this Agreement and the agreements stipulated hereunder, to the extent reasonably required by any Party in order to implement an alternative structure of the Transaction as Royal KPN, Telefónica and O2 may agree in good faith. Royal KPN, Telefónica and O2 shall not unreasonably withhold their respective cooperation to implement an alternative structure of the Transaction under this Clause 3.7.

3.8	General Transaction implementation undertaking

3.8.1
The Parties are aware that in order to implement the Transaction several actions need to be taken, including but not limited to, agreements being entered into and actions being performed, by their relevant respective Subsidiaries. The Parties shall, and shall  procure that their relevant respective Subsidiaries shall, perform all actions required to implement the Transaction in accordance with and pursuant to this Agreement and to omit all actions, steps and declarations that may have an adverse impact in the implementation of the Transaction. In particular, the Parties shall, and shall procure that their Subsidiaries shall, take and make all steps, notifications and declarations required in order to perform the actions set out in Clause 3.1 and prepare and execute all documents and deliver all

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information required thereto, each without undue delay and in accordance with this Agreement.

3.8.2	The Parties shall take all preparatory steps as soon as possible in order to actually perform the actions set out in Clause 3.1 at the respective points in time as indicated in Clause 3.1.

3.8.3
With reference to Clause 3.6 and for the avoidance of doubt, the Parties acknowledge that their relevant respective Subsidiaries and the actions to be performed by such Subsidiaries may change between Signing and Closing, in which case the mutual undertakings laid down in this Clause 3.8 shall also relate to actions that may be required to be implemented in connection with an alternative structure of the Transaction on which the Parties may agree under Clause 3.7.

3.8.4	The Parties shall mutually inform each other when any of the actions set out under Clause 3.1 have been taken.

3.8.5
O2 shall be liable for all obligations assumed, or to be performed, by its Subsidiaries under this Agreement and any of the agreements stipulated hereunder, including the Contribution Agreement, and hereby guarantees that its Subsidiaries will duly fulfil their respective obligations thereunder on time. If any Subsidiary of O2 fails to duly fulfil any of its obligations, O2 shall perform that obligation on first demand by Royal KPN.

3.8.6
Royal KPN shall be liable for all obligations assumed, or to be performed, by its Subsidiaries under this Agreement and any of the agreements stipulated hereunder, including the Contribution Agreement, and hereby guarantees that its Subsidiaries will duly fulfil their respective obligations thereunder on time. If any Subsidiary of Royal KPN fails to duly fulfil any of its obligations, Royal KPN shall perform that obligation on first demand by O2.

4	CLOSING CONDITIONS

4.1	Closing Conditions

The Closing shall be conditional upon satisfaction or waiver (to the extent legally permitted) of all of the following Closing Conditions; provided, however, that Closing Condition 4.1.5 (No MAC) shall be deemed to be fulfilled, unless a Material Adverse Change has occurred and Telefónica or O2 has previously informed Royal KPN thereof in writing, prior to 22 July 2014.

4.1.1	Royal KPN EGM Approval

The general meeting of shareholders of Royal KPN has granted the Royal KPN EGM Approval.

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4.1.2	Merger Clearance

The Transaction contemplated in this Agreement: (i) has been expressly approved by the Merger Clearance Authorities either unconditionally or subject to the fulfilment of certain remedies accepted by Telefónica and O2, acting reasonably, and all such remedies have been fulfilled if and to the extent required by the approval decision to allow for completion; (ii) is deemed to have been approved under any of the applicable anti-trust laws; or (iii) does not require approval as determined by the Merger Clearance Authorities.

4.1.3	Governmental or judicial prohibition

No Governmental Authority enacts, issues, promulgates or enforces any Law, non-appealable judgment, decision, decree or injunction that is in effect immediately prior to Closing and prohibits the completion of (all aspects of) the Transaction.

4.1.4	No breach

None of the Parties has breached the terms of this Agreement to the extent that any such breach (i) is or could reasonably be expected to be materially adverse to the other Party, E-Plus Group, O2 Group or the transactions contemplated by this Agreement; and (ii) has not been remedied by the breaching Party within ten (10) Business Days after receipt of a written notice from any of the other Party.

4.1.5	Material Adverse Change

Since the date of this Agreement no Material adverse change has occurred, whereby "Material Adverse Change" means any event or change that would be sustainably materially adverse to the business, assets, financial condition, operating results or operations of the E-Plus Group, taken as a whole, arising from or relating to (a) general business or economic conditions resulting in the DAX 30 falling on balance by 20 percent during the course of thirty (30) days, (b) a decrease of the Mobile Service Revenue of the E-Plus Group by 20% compared on a last three months’ basis comparing each time the Mobile Service Revenue of the E-Plus Group of the actual full three months with the Mobile Service Revenue of the E-Plus Group of the same full three months of the previous year, (c) the termination after the date of this Agreement of a material contract to the E-Plus Group that could reasonable cause or has already caused a loss of 20% of mobile customers compared to the number of mobile customers of E-Plus Group, taken as a whole, as at Signing this Agreement.

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4.1.6
Registration of capital increase against Contribution in Kind

The increase of O2’s share capital against Contribution in Kind in accordance with Clause 3.2.4 has been registered with O2’s commercial register.

4.1.7	Auditor's Certificate and Fairness Opinion

(a)
The auditor which has been appointed by the competent court to audit the increase of O2's share capital against Contribution in Kind in accordance with clause 3.1.4 has issued the certificate required under Sec. 183 (3) German Stock Corporation Act; and

(b)
A firm of chartered accountants or an international reputable investment bank, engaged by O2 as advisor (Parteigutachter), has produced the documentation on which, from an objective point of view, the conclusion can be based, and is drawn by the chartered accountants or the investment bank, as the case may be, that the number of Consideration Shares to be issued to E-Plus Mobilfunk GmbH & Co. KG pursuant to this Agreement, considering section 255 (2) German Stock Corporation Act, is not inappropriate (unangemessen); when considering section 255 (2) German Corporation Act, synergies, including future synergies, of O2, shall be taken into account to the extent legally permissible; in the event that this Closing Condition cannot be fulfilled, the Parties shall negotiate in good faith within one month an alternative structure in order to achieve the commercial objectives of both Parties under this Agreement.

4.1.8	Pre-Closing Restructuring Royal KPN shall have carried out the Pre-Closing Restructuring in accordance with Schedule 10 (Pre-Closing Restructuring).

4.2	Responsibility for satisfaction of Closing Conditions

4.2.1
To the extent this Agreement does not expressly stipulate stronger commitments, Royal KPN shall use its best efforts to ensure satisfaction of and compliance with all of the Closing Conditions under Clauses 4.1.1, 4.1.2, 4.1.3 and 4.1.8 and, to the extent this Agreement does not expressly stipulate stronger commitments, Telefónica and O2 shall use their respective best efforts to ensure satisfaction of and compliance with all of the Closing Conditions under Clauses 4.1.2, 4.1.3, 4.1.6 and 4.1.7. The Parties shall inform each other on an on-going basis by production of underlying documents on the status of the Closing Conditions and provide sufficient evidence that Closing Conditions are met (to the extent relevant). Telefónica shall not invoke the non-satisfaction of the Closing Condition under Clause 4.1.4, if O2 is the Party in breach of this Agreement. O2 shall not invoke the non-satisfaction of the Closing Condition under Clause 4.1.4, if Telefónica is the Party in breach of this Agreement.

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4.2.2	Merger Clearance Process

(a)
O2 shall as soon as practicable, after the Signing Date, prepare, in close co-operation with Royal KPN, and file with the Merger Clearance Authorities all necessary documents (including notifications, notices, applications and subsequent submissions) necessary to satisfy the Closing Condition set out in Clause 4.1.2;

(b)
O2 shall give Royal KPN reasonable opportunity to comment on any draft written material communication form and to attend all material meetings and telephone conversations with any Merger Clearance Authorities, and timely provide Royal KPN with copies of all material correspondence from and to any Merger Clearance Authorities;

(c)
all Parties shall supply any additional information and documentary material that may be requested by any Merger Clearance Authorities in connection with the Closing Condition set out in Clause 4.1.2, without undue delay; and

(d)
all Parties shall use all reasonable efforts to cause the expiration or termination of any applicable waiting period under any Law and the fulfilment of the Closing Condition set out in Clause 4.1.2 as soon as practicable.

(e)
O2 shall take the lead in any discussions with the Merger Clearance Authorities on the negotiation and appraisal of any conditions or remedies and/or other regulatory measures, while involving Royal KPN in all discussions and communications.

(f)
All requisite remedies shall be offered by O2, acting reasonably, provided that Telefónica shall only be required to offer and comply with any remedies and/or regulatory measures that in its reasonable judgment comprise reasonable remedies respectively regulatory measures.

(g)	O2 shall bear the filing fees. For the avoidance of doubt, each Party shall bear the costs of its own advisers in connection with the filing.

(h)
Royal KPN shall promptly co-operate with and provide all necessary information and assistance reasonably requested by O2 in connection with the Closing Condition set out in Clause 4.1.2 without undue delay; and

(i)	O2 shall keep Royal KPN informed of all material developments with respect to the Closing Condition set out in Clause 4.1.2.

(j)
O2 shall not enter into any transaction which may be reasonably expected to reduce the chances of obtaining the approval(s) as referred to in the Closing Condition set out in Clause 4.1.2 or, other than as required by law, deliberately

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make public any information that materially deviates from the information set out in the filings to be made or may be reasonably expected to reduce the chances of obtaining approval from the competition authorities.

4.2.3	The Closing Conditions may or may not be waived as follows:

(a)	The Closing Conditions set out in Clauses 4.1.1, 4.1.2 and 4.1.8 cannot be waived.

(b)
The Closing Condition set out in Clause 4.1.4 may be unilaterally waived by a Party which has not breached this Agreement within the meaning of Clause 4.1.4 by giving written notice to the respective other Party.

(c)	The Closing Condition set out in Clauses 4.1.3 may be waived jointly by the Parties.

(d)	The Closing Conditions set out in Clauses 4.1.5, 4.1.6 and 4.1.7 may be unilaterally waived by O2 by giving written notice to Royal KPN and Telefónica.

4.3	Long stop date

If:

(a)	the Closing Conditions set out in Clause 4.1 are not satisfied or waived on or before 1 March 2015 (the “Long Stop Date”); or

(b)
in the event that the Closing Condition pursuant to Clause 4.1.1 has not been fulfilled due to the shareholders of Royal KPN not approving the Transaction at the Royal KPN EGM or not having held the Royal KPN EGM by 31 October 2013, from the first Business Day following such Royal KPN EGM or from 1 November 2013, respectively, each Party may, subject to Clause 5.1.2, in its sole discretion, terminate this Agreement by notice to the other Parties which Parties shall not have any claim against the terminating Party as a result of such termination save as explicitly provided otherwise in this Agreement including but not limited to Clause 6; claims due to a breach of this Agreement prior to the termination shall remain unaffected. This Clause 4.3, Clause 1, Clause 6, Clause 13 and Clauses 15.1 through 15.12, shall survive any termination of this Agreement.

4.4	Further pre-closing obligation [***]

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5	CLOSING

5.1	Time

5.1.1
Subject to the satisfaction of all of the Closing Conditions, the Closing shall take place in Munich, Germany, at the offices of CMS Hasche Sigle, Nymphenburger Strasse 12, 60 days after the last of the Closing Conditions is satisfied or waived or such other date or place as the Parties may agree in writing.

5.1.2	If, after the lapse of 60 days after the last of the Closing Conditions is satisfied or waived or such other date as the Parties have agreed,

(a)	the Rights Offering has not been fully subscribed and paid-up,

(b)	the share capital increase pursuant to the Direct Resolution Regarding the Capital Increase Against Contribution in Kind has not been registered in O2’s commercial register,

then the Closing shall take place no later than at the Long Stop Date or such other date as the Parties may agree in writing.

5.1.3
If the share capital increase pursuant to the Direct Resolution Regarding the Capital Increase Against Contribution in Kind has not been registered in O2’s commercial register at the Long Stop Date or such other date as the Parties have agreed, Telefónica and O2 jointly shall decide in their free discretion that the increase of O2's share capital against contribution in kind in accordance with clause 3.1.4 will not be registered with O2's commercial register, in which case Telefónica and O2 shall procure that the Closing shall be effected as follows:

instead of issuing the Consideration Shares, O2 is entitled to pay to Royal KPN EUR 3.1 billion in immediately available funds.

5.2	Closing Actions

The Closing shall take place in accordance with, and the Parties shall perform in turn (Zug-um-Zug) the actions and steps as set out in Schedule 5.

5.3	Sale of O2 Shares to Telefónica

At Closing, Telefónica shall buy from E-Plus Mobilfunk GmbH & Co. KG and Royal KPN shall procure that E-Plus Mobilfunk GmbH & Co. KG sells to Telefónica or any of its Subsidiaries shares in O2 representing 7.3% of O2’s share capital effective upon registration of the consummation of the capital increases pursuant to Clause 3.2.3(a) and

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(b), as the case may be, with O2’s commercial register at a total price of EUR 1.3 billion.  E-Plus Mobilfunk GmbH & Co. KG will hold the aforementioned 7.3% of O2’s share capital in trust and for the benefit of Telefónica for an interim period and will for the interim period not exercise its shareholder rights without prior consent of Telefónica so that economic ownership for tax purposes according to Section 39 General Tax Act (Abgabenordnung) will directly pass to Telefónica.

6	BREAK-UP FEES

6.1	Royal KPN Break-up Fee

6.1.1	[***]

6.1.2
In the event that the management board and/or the supervisory board of Royal KPN exercised the Fiduciary Out or if a Superior E-Plus Offer has been consummated without the management board and/or the supervisory board of Royal KPN having exercised the Fiduciary Out, Royal KPN shall, on first demand of Telefónica, immediately and without defences or set-off of any kind, as liquidated damages, pay O2 an amount of EUR 25 million and pay Telefónica an amount of EUR 25 million in immediately available funds. Further damages are excluded.

6.2	O2 Break-up Fee

Subject to the provisions of Clause 5.1.2, in the event that the Closing Conditions pursuant to Clauses 4.1.1 through 4.1.5 and 4.1.8 have been fulfilled but (i) the capital increase in relation to the Rights Offering or (ii) the capital increase from the Direct Resolution Regarding the Capital Increase Against Contribution in Kind or from the Authorized Capital, as the case may be, has not been registered with O2’s commercial register by the Long Stop Date, then O2 shall, on first demand of Royal KPN, immediately and without defences or set-off of any kind, as liquidated damages, pay Royal KPN an amount, as of EUR 50,000,000 (fifty million euros). Further damages are excluded.

6.3	Merger Clearance Break-up Fee

The Parties agree that in the event that the Transaction does not take place as a result of Merger Control Authorities not approving the Transaction and any Party has terminated this Agreement in accordance with Clause 4.3.1, O2 shall pay a break-up fee to Royal KPN in the amount of EUR 100,000,000 (one hundred million euros) within 10 Business Days after such termination.

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7	WARRANTIES

7.1	O2 Warranties

Subject to admissibility, O2 and Telefónica jointly warrant to Royal KPN in the form of a guarantee (selbstständiges Garantieversprechen, section 311 (1) of the German Civil Code (Bürgerliches Gesetzbuch)) independent of fault that each of the O2 Warranties set out in Schedule 6 is true and not misleading as at the date hereof and, where expressly stated, as of such other date referred to in the individual O2 Warranties.

7.2	Royal KPN Warranties

Royal KPN warrants to O2 in the form of a guarantee (selbstständiges Garantieversprechen, section 311 (1) of the German Civil Code (Bürgerliches Gesetzbuch)) independent of fault that each of the Royal KPN Warranties set out in Schedule 7 is, subject to the Disclosure Letter in Schedule 9, true and not misleading as at the date hereof and, where expressly stated, as of such other date referred to in the individual Royal KPN Warranties.

7.3	Scope and limits of the warranties

The scope and limits of the warranties given in Clause 7.1 and 7.2 shall be set forth in Clauses 8 and 9 below which form an integral part of that guarantee (Bestandteil der Garantieerklärung). O2 and Royal KPN agree that none of the warranties or statements of O2 and Royal KPN contained in this Agreement constitutes a guarantee of the condition of the goods sold (Garantie für die Beschaffenheit einer Sache) as defined in section 443 of the German Civil Code (Bürgerliches Gesetzbuch) or section 444 of the German Civil Code (Bürgerliches Gesetzbuch) or an agreement as to the condition of the goods sold (Beschaffenheitsvereinbarung) as defined in section 434 (1) German Civil Code (Bürgerliches Gesetzbuch) with regard to any of the assets or rights transferred or issued in accordance with this Agreement and none of such guarantees or statements shall be interpreted as such. On this basis, O2 and Royal KPN agree that section 444 of the German Civil Code (Bürgerliches Gesetzbuch) does not apply to any warranty contained in this Agreement, including any warranty that refers to the quality or condition of any items transferred or issued pursuant to this Agreement.

8	REMEDIES

8.1
In the event of any breach or non-fulfilment by O2 or Telefónica of any of the O2 Warranties, Telefónica shall be obliged to put Royal KPN into the same position that it would have been in if the O2 Warranties had been correct (Naturalrestitution) or, if O2 or Telefónica fails within four weeks of receiving written notification to do so, then O2 or Telefónica shall pay to Royal KPN damages for non-performance suffered by Royal KPN (kleiner Schadensersatz). Neither O2 nor Telefónica shall be liable for any consequential

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damages (Folgeschäden), including lost profits and adjustments in value of participations, and internal overhead costs.

8.2	Once Closing has occurred, neither Party shall be entitled to rescind or terminate this Agreement under any circumstances whatsoever.

8.3
All other legal remedies, other than those specified in Clause 8.1 above, in relation to a breach of the O2 Warranties shall be excluded. In particular claims for or based on an adjustment of the number of O2 shares issued to Royal KPN or any of its Subsidiaries or an adjustment of the Cash Consideration or price adjustment (Minderung), rescission (Rücktritt, Wandlung), other claims for defects according to section 437 of the German Civil Code (Bürgerliches Gesetzbuch), culpa in contrahendo (section 311 of the German Civil Code (Bürgerliches Gesetzbuch)), positive breach of contract (section 280 of the German Civil Code (Bürgerliches Gesetzbuch)) (Schadensersatz wegen Pflichtverletzung) or frustration of contract (section 313 of the German Civil Code (Bürgerliches Gesetzbuch)) (Störung der Geschäftsgrundlage) shall be excluded except for cases of wilful misconduct. Damages for breach of obligations under this Agreement such as covenants or breaches under indemnities shall, for the avoidance of doubt, not be excluded.

8.4
Unless expressly regulated otherwise in this Agreement and to the extent permitted by statute, section 439, paragraph 3 and section 275, paragraphs 2 and 3 of the German Civil Code (Bürgerliches Gesetzbuch) as well as section 442 German Civil Code (Bürgerliches Gesetzbuch) and section 377 of the German Commercial Code (Handelsgesetzbuch) do not apply.

8.5	In the event of any breach or non-fulfilment by Royal KPN of any of the Royal KPN Warranties, Clauses 8.1 to 8.4 shall apply mutatis mutandis between Royal KPN and O2.

9	LIMITATION OF LIABILITY

9.1	None of Telefónica, O2 or Royal KPN shall be liable for any claim under the O2 Warranties or Royal KPN Warranties, respectively (a "Claim"):

9.1.1	unless the amount of such Claim exceeds EUR 1,000,000 for any single item or a group of related items (but then to the full amount);

9.1.2
unless the amount of such Claim as set out in Clause 9.1 when aggregated with the amount of any other Claim made against Telefónica, O2 or Royal KPN, as the case may be, under this Agreement (and excluding any Claims excluded by Clause 9.1.1) exceeds EUR 10,000,000 (ten million euros) in which event the full amount of such Claim shall be recoverable under this agreement; or

***Confidential Treatment Requested

9.1.3	such Claim has been recovered or could not be recovered under Clause 10.

9.2
The total amount to be paid by Telefónica and O2 jointly or Royal KPN, as the case may be, under or in connection with all Claims shall not exceed 15% of EUR 8 billion, provided however that claims concerning (i)  tax matters (including claims raised pursuant to Clause 10 (Tax Indemnity)) shall not exceed 50% of EUR 8 billion; (ii) Clauses 1, 2 and 3 of Schedule 6 and 7 shall not exceed EUR 8 billion. For the avoidance of doubt, indemnity claims raised pursuant to Clauses 3.2.2(c), 3.3.5 and 3.6.4 are not subject to a limitation as to their amount under Clause 9.1 and this Clause 9.2.

9.3	Claims under or in connection with the O2 Warranties or Royal KPN Warranties against Telefónica, O2 or Royal KPN, as the case may be,

9.3.1	in connection with Section 1 of Schedule 6 and 7 shall be statute barred on the 10th anniversary of the Closing Date; and

9.3.2
Clause 3.2.2(c), Clause 10 and Section 6 of Schedule 7 shall be statute-barred six (6) months after the assessment of the relevant Tax has become final and binding (materielle und formelle Bestandskraft); and

9.3.3	all other claims under O2 Warranties or Royal KPN Warranties shall be statute-barred 18 months after the Closing Date, respectively.

9.4	No liability shall attach to Telefónica and O2 or Royal KPN, as the case may be, in respect of any Claim to the extent that:

9.4.1
any act has been done or omitted to be done with respect to the subject matter of the Claim prior to the Closing Date at the written request of Royal KPN on the one hand or Telefónica or O2 on the other hand, as the case may be, to the extent this act has caused or increased the damages suffered;

9.4.2
an amount for a matter has been reserved for or accrued or reflected in the Effective Date Accounts and then for the specific amount reserved for or accrued to the extent is has actually reduced the Cash Consideration pursuant to Schedule 3;

9.4.3	Royal KPN or O2, as the case may be, has recovered any amount under this Agreement in respect of the same loss, damage or deficiency;

9.4.4	the amount of the Claim has been recovered by Royal KPN or O2, as the case may be, from a third party or under an insurance policy in force on or prior to the Closing Date.

9.4.5
the Claim would not have arisen but for a change in legislation or regulations, or a change in the interpretation or implementation thereof by any governmental body or by reason of development in case law, made after the Closing (whether relating to Tax or

***Confidential Treatment Requested

otherwise) or any amendment to or the withdrawal of any practice previously published by or any extra-statutory concession previously made by a Tax authority (whether or not the change purports to be effective retrospectively in whole or in part);

9.4.6
the Claim would not have arisen but for a change after Closing in the accounting bases on which any member of the relevant Group values its assets or a change in the tax structure or corporate structure of the relevant Group;

9.5	For the avoidance of doubt, section 254 of the German Civil Code (Bürgerliches Gesetzbuch) applies.

9.6
In the event that Royal KPN or O2, as the case may be, is entitled to recover any sum (whether payment, discount, credit, insurance (but only under insurance policies in force on or prior to the Closing Date) or otherwise) from any third party in respect of any matter for which a Claim could be made against O2 (or Telefónica) on the one hand or Royal KPN on the other hand, as the case may be, the respective other Part(y)(ies) shall use its reasonable endeavours, to recover such sum before making the Claim, and any sum recovered will reduce the amount of the Claim; and in the event of the recovery being delayed until after the claim has been satisfied by O2 (or Telefónica) on the one hand or Royal KPN on the other hand, as the case may be, the respective other Part(y)(ies) shall account to the claiming Part(y)(ies) in respect of any amount so recovered (after deduction of all reasonable costs and expenses of the recovery) up to the amount of the Claim.

9.7
In the event that a Claim against Telefónica or O2 arises as a result of or in connection with a liability to or a dispute with any third party, no such liability or dispute shall be admitted, settled or discharged without prior written consent of Royal KPN such consent not to be unreasonably withheld or delayed, and Telefónica and O2 shall take such action, at Royal KPN's cost and expenses, to avoid, dispute, resist, appeal, compromise or contest such liability or dispute as may be reasonably requested by Royal KPN, and vice versa.

9.8
If a Party becomes aware or should have been aware of a matter which is likely to give rise to a Claim, the other Party shall not be liable in respect of it to the extent that the damage is increased by the fact that the relevant Party has failed:

9.8.1
to give notice of the relevant facts to the other Party as soon as reasonably practicable after becoming aware of those facts and in any event within thirty (30) days of becoming aware of those facts; and

9.8.2	to commence legal proceedings within six (6) months after becoming aware of those facts, however, not earlier than two (2) months after the threshold set out in Clause 9.1.2 is exceeded.

***Confidential Treatment Requested

10	TAX INDEMNITY

10.1	Subject to the provisions of this Clause 10 and to the limitations set forth in Clauses 9.2, 9.3 and 9.6, Royal KPN undertakes to pay to O2 an amount equal to:

10.1.1
all Taxes which are imposed on E-Plus or any entity of E-Plus Group and relate to Tax assessment periods (steuerliche Veranlagungs- oder Erhebungszeiträume) or portions thereof ending on or before 31 December 2013 (the “Cut-off Date”) (all such periods the “Royal KPN Period”),

10.1.2	all Tax ancillary obligations which arise after the Cut-off Date, but with respect to Taxes which relate to the Royal KPN Period;

10.1	which Taxes have not been paid on or before the Cut-off Date, whether or not having become due on or before the Cut-off Date (“Tax Indemnification Claim”).

10.2	No indemnity shall, however, be provided pursuant to this Agreement for any such above-mentioned Taxes if and to the extent that

10.2.1	such Taxes are subject of an enforceable (durchsetzbar) and collectible claim for repayment or indemnification of any entity of E-Plus Group against a third party;

10.2.2
such Taxes are the result of a reorganization or other measures taken by O2 or any of its Affiliates after the Closing Date, unless such reorganization or other measure is required under mandatory law or approved or requested by Royal KPN in writing; or

10.2.3
such Taxes can be avoided by offsetting taxable income against Tax loss carry backs or loss carry forwards that are or were available (including as a result of subsequent Tax audits) in the period to which such Taxes are allocable, excluding, however, for the avoidance of doubt carry backs for Tax losses that originated in periods after the Cut-off Date, provided however that this does not prevent O2 to be indemnified for any penalties and late payment interest due in relation thereto;

10.2.4	such Taxes arise because Tax losses that may or may not have existed at the Cut-off Date or at the Closing Date cannot be used to offset taxable items after the Cut-off Date;

10.2.5
O2 or any of its Affiliates is entitled to a corresponding benefit in respect of Taxes, including but not limited to benefits resulting from the lengthening of any amortisation or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets, the recognition of liabilities or provisions (Phasenverschiebung) (collectively "Tax Benefits") to the extent they have effectively received the Tax Benefit within twenty (20) years after the Cut-off Date;

10.2.6	such Taxes have been reserved for as a liability or accrual in the Closing Statement that has reduced the Cash Consideration;

***Confidential Treatment Requested

10.2.7	such Taxes have been recovered by O2 under Clause 8.

10.3
Royal KPN shall not be liable to indemnify O2 under this Clause 10 if O2 or any of its Affiliates has breached any of its obligations pursuant to this Clause 10 with respect to an indemnifiable Tax, unless and to the extent O2 can show that such breach has neither caused or nor increased the respective liability of Royal KPN pursuant to this Clause 10.

10.4
Indemnification payments due by Royal KPN under this clause 10 shall be made within ten (10) Business Days following written notice by O2 of the Tax Indemnification Claim, however Royal KPN shall not be required to make any payment earlier than two (2) Business Days before the indemnifiable Taxes become due vis-à-vis the Tax Authority. In case of any Tax payment obligation that is being contested in accordance with clause 10.10, payment of such Tax will be considered due no earlier than on the date a final and binding (formell und materiell bestandskräftig) determination to such effect is made by either the Tax Authority or a court of proper jurisdiction, provided that the Tax Authority has granted suspension of execution (Aussetzung der Vollziehung) or similar relief until such Tax becomes final and binding and such Tax does, therefore, not become due before that date. If this is not the case, Royal KPN shall make a respective advance indemnification payment to O2. Neither O2 nor E-Plus are obliged to apply for a suspension of execution with respect to the indemnifiable Taxes, unless Royal KPN expressly agrees to indemnify and hold O2 and the E-Plus Group harmless against any reasonable external costs associated with such suspension of execution (in particular, but not limited to any interest to be paid by E-Plus group in connection with the suspended Tax payment). Neither O2 nor E-Plus shall be under an obligation to grant any security to the Tax Authorities in order to receive a suspension of execution. Royal KPN shall be entitled at its discretion to provide at its own cost and expense security or a guarantee to a Tax Authority if required by the Tax Authority for the granting of a suspension of execution. If Royal KPN does not make payment as due according to this clause 10.4, Royal KPN shall pay to O2 also any interest or other charges accessory to the Taxes as soon as they become due. If the final amount to be indemnified for Taxes and to be paid is lower than an advance indemnification payment made by Royal KPN, then the difference shall be reimbursed by O2 to Royal KPN, including all interest received thereon, if any.

10.5	Tax Refunds

10.5.1
O2 shall pay to Royal KPN any refunds of Taxes relating to the E-Plus Group and received by O2 or any of its Affiliates by receipt of cash payment, set-off, deduction or otherwise after the Cut-off Date which relate to the Royal KPN Period ("Tax Refunds"), unless and to the extent such Tax Refunds are shown as a receivable in the Closing Statement that has increased the Cash Consideration. O2 shall notify Royal KPN in writing and without undue delay of any relevant decision by a Tax Authority resulting in a Tax Refund or about any Tax Refund actually received by O2 or any of its Affiliates. Any amount payable to Royal KPN pursuant to Clause 10.5.1 shall be due and payable without undue delay after the relevant decision of a Tax Authority resulting in a Tax Refund or if earlier after the actual receipt of such Tax Refund. If a Tax Refund results in an corresponding increased Tax payment for O2 or any of its Affiliates within twenty (20) years as of the Cut-off Date resulting from, including but not limited to, the

***Confidential Treatment Requested

shortening of any amortisation or depreciation periods, lower depreciation allowances, or a step-down in the Tax basis of assets, the non-recognition of liabilities or provisions (Phasenverschiebung), Royal KPN shall repay that Tax Refund to O2 to the extent of the corresponding increased Tax payment.

10.5.2
If O2 or any of its Affiliates is entitled to a Tax Benefit as a result of any Taxes imposed on Royal KPN or any of its Affiliates after the Cut-off Date in relation to the Royal KPN Period then O2 shall notify the occurrence of such Tax Benefit without undue delay as of becoming aware of it and pay such Tax Benefit to Royal KPN to the extent O2 or any of its Affiliates has effectively received the Tax Benefit within twenty (20) years as of the Cut-off Date.

10.5.3
If after the Cut-off Date any withholding Tax is imposed on O2 in relation to distributions, deemed distributions or comparable transactions of O2, then (i) Telefónica shall pay to Royal KPN a portion of such withholding Tax equal to Royal KPN’s proportionate shareholding in O2 at the time the Tax is imposed, unless and to the extent such withholding Tax is not refundable to Telefónica and (ii) Royal KPN shall pay to Telefónica a portion of such Tax equal to Telefónica’s proportionate shareholding in O2 at the time the Tax is imposed, unless and to the extent such Tax is not refundable to Royal KPN. No payment under this Clause 10.5.3 shall be made to the extent O2 has a valid claim against Telefónica or Royal KPN, respectively, for the withholding Tax.

10.6	Indemnification by O2

O2 acknowledges that it shall be responsible for, and hereby undertakes to indemnify Royal KPN and its Affiliates from and against, any Taxes owed by any E-Plus Group entity for which Royal KPN or any of its Affiliates (other than any E-Plus Group entity) is held liable and for which O2 is not being indemnified pursuant to Clauses  10.1 and 10.2 above. Without limiting the generality of the foregoing, O2 shall indemnify and hold harmless Royal KPN and its Affiliates from and against any Taxes which are payable by Royal KPN or its Affiliates and result from (i) any change in the accounting and taxation principles or practices of any E-Plus Group entity (including methods of preparing or submitting Tax returns) introduced after the Closing Date, or (ii) any transaction, action or omission by O2 or any E-Plus Group entity after the Closing Date, including (without limitation) the change in the exercise of any Tax election right, the termination of any Tax consolidation scheme, and the approval or implementation of any reorganisation measure, unless in each case required by mandatory law.

10.7	Allocation of Taxes

10.7.1
With regard to Tax assessment periods beginning before the Cut-off Date and ending after the Cut-off Date, the portion of Taxes relating to the Royal KPN Period (“Royal KPN Taxes”) shall for purposes of this Clause 10 be determined as follows:

(a)	In the case of any Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base,

***Confidential Treatment Requested

the Royal KPN Tax shall be deemed equal to the amount that would be payable if the relevant Tax period and the relevant fiscal year ended on the Cut-off Date;

(b)
without limiting the generality of clause 10.5.1(a), in the case of transfer Taxes other than VAT (such as real estate transfer tax, stamp duty), any amounts attributable to business transactions (Geschäftsvorfälle) that occur or are deemed to have occurred for tax purposes on or prior to the Cut-off Date shall be a Royal KPN Tax;

(c)
in the case of Taxes other than Taxes based upon or related to income, sales, transfers, gross receipts, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the denominator of which is the number of days of the entire Tax period and the numerator of which is the number of days of the portion of such period ending on (and including) the Cut-off Date.

10.7.2
As far as complying with applicable law and accounting standards, all determinations necessary to give effect to the allocations under this clause 10.7 shall be made in a manner consistent with past practice of the respective E-Plus Group entity.

10.8	Tax Filings after the Closing Date

10.8.1
O2 shall prepare and make, or cause, to the extent legally possibly, E-Plus or the respective E-Plus Group entity to prepare and make, all Tax filings relating to the Royal KPN Period required to be filed by or on behalf of E-Plus or the respective E-Plus Group entity after the Closing Date, subject, however, to the prior review of and written approval by Royal KPN (not to be unreasonably withheld; an approval shall in particular be deemed to be unreasonably withheld if Royal KPN requests amendments which are not in compliance with mandatory law).

10.8.2
Tax filings relating to the Royal KPN Period shall be prepared on a basis consistent with those prepared for prior Tax assessment periods provided such practice is in compliance with mandatory law. O2 shall ensure that a final draft of any Tax filing to be reviewed and approved by Royal KPN will be furnished to Royal KPN no later than thirty (30) Business Days prior to the due date of such Tax filing if the Tax filing has to be made on an annual basis or without undue delay after preparation of such Tax filing where the Tax filing has to be made on a monthly or quarterly basis, in each case together with all documents and information reasonably required or requested by Royal KPN to review such Tax filing. The same shall apply to any amendment or change of any such Tax filing.

10.9
Tax covenants of O2

O2 covenants to Royal KPN that except if compelled by mandatory law and only after having given Royal KPN the opportunity to intervene, O2 will not and will not cause or permit any of

***Confidential Treatment Requested

its Affiliates to make or amend after the Closing Date any Tax election or Tax filing of E-Plus or any E-Plus Group entity for the Royal KPN Period that gives rise to any Tay liability of Royal KPN or any of its Affiliates or a reduction of a Tax Refund of Royal KPN or any of its Affiliates.

10.10	Conduct of Proceedings relating to the Pre-Closing Period

10.10.1
O2 and Royal KPN are interested in conducting any Tax audit, Tax investigation and any other Tax proceeding relating to the Pre-Closing Period as timely and efficient as possible. Therefore, they will cooperate in good faith with regard to all Tax matters and provide to each other all documents and information relating to Taxes for which a claim can be brought under this Clause 10. Further, Royal KPN will nominate a person (“Royal KPN's Representative”) within fifteen (15) Business Days after the Closing Date and inform O2 accordingly. Royal KPN's Representative is authorized to exercise Royal KPN’s rights under this Clause 10 and any decision taken or instruction made by the Royal KPN’s Representative shall be decisive for O2. Royal KPN’s Representative is in particular the contact person for O2 in case decisions with respect to Tax audits, Tax investigations or any other Tax proceedings have to be taken on short notice. Royal KPN’s Representative shall respond to the request for instructions and other queries of O2 as fast as reasonably possible taking into account the urgency of the relevant matter in order to ensure that all Tax audits, Tax investigations and other Tax proceedings can be conducted as timely and efficiently as reasonably possible. Royal KPN may replace Royal KPN’s Representative at any time and has to inform O2 without undue delay of such replacement.

10.10.2
Following the Closing Date, O2 shall notify Royal KPN’s Representative without undue delay of any assessment or dispute relating to any Tax as well as of any Tax audit or any other decision or administrative or judicial proceeding in respect of E-Plus or an E-Plus Group entity that is issued, announced or commenced and that could constitute a basis for indemnification or a claim by Royal KPN pursuant to this Clause 10 O2 shall notify Royal KPN’s Representative of such matter by sending complete copies of the documents received from the Tax Authority. O2’s notice shall be given without undue delay after O2 or any of its Affiliates has received the relevant written information from the Tax Authority, or at any earlier date if required to enable Royal KPN’s Representative to participate in any meetings and correspondence with any Tax Authority, including in the case of Tax audits any formal meetings with the Tax auditor and, in case of a Tax assessment or a decision upon a legal remedy against such assessment, in no case later than ten (10) Business Days prior to expiration of the applicable period available for an appeal against such Tax assessment or decision. The notice shall be accompanied by evidence reasonably necessary to determine the underlying facts and the amount of the respective Tax or Tax Refund. O2 shall procure that E-Plus allows Royal KPN’s Representative to participate in any such meeting and correspondence (including formal meetings with the Tax auditor) or other proceeding.

10.10.3	O2 shall not, and shall procure that its Affiliates shall not, make any admission of liability, compromise or settlement of any claim by any Tax Authority which gives

***Confidential Treatment Requested

rise to a Tax Indemnification Claim or a reduction of a Tax Refund or Tax Benefit without the prior written consent of Royal KPN’s Representative, which shall not be unreasonably withheld and which shall be deemed given if Royal KPN's Representative has not responded to a respective request of O2 within twenty (20) Business Days as of its receipt.

10.10.4
O2 shall procure that, upon the request of Royal KPN’s Representative, amended Tax returns or objections are filed, claims for refunds are made and administrative or judicial proceedings are initiated and conducted relating to any claim by any Tax Authority with respect to which indemnity could be sought under Clause 10 or any Tax Refund, Tax Benefit or credit to which Royal KPN or any of its Affiliates may be entitled pursuant to this Clause 10 (a “Tax Contest”) in accordance with Royal KPN’s Representatives instructions, as far as legally permissible. Alternatively, Royal KPN’s Representative may at any time elect to direct, through counsel of its choice, any Tax Contest. If Royal KPN’s Representative elects to direct a Tax Contest, then it shall notify O2 of its intention in respect of the Tax Contest. O2 is obliged to cooperate and follow Royal KPN’s Representative’s instructions and cause E-Plus or the respective E-Plus Group entity to cooperate and follow Royal KPN’s Representatives instructions in each phase of such Tax Contest if and to the extent the instructions are legally permissible. If Royal KPN’s Representative elects to direct a Tax Contest, O2 shall without  undue delay authorize, and shall cause E-Plus or the respective E-Plus Group to authorize, (by power-of-attorney and such other documentation as may be required) the designated representative of Royal KPN to represent E-Plus or the respective E-Plus Group entity in the Tax Contest. The designated representative has to be replaced upon the written request of O2 if the continuation of the Tax Contest by such representative would be inequitable for O2. Any reasonable external expenses incurred by any of O2 or its Affiliates and caused by the actions and other measures required or requested under this clause 10.10.4 or approved by Royal KPN’s Representative in writing shall be borne by Royal KPN and shall be reimbursed to O2.

11	GOVERNANCE / CAPITAL STRUCTURE AND DIVIDEND POLICY

11.1	[***]

***Confidential Treatment Requested

11.2
Notwithstanding clause 11.1, and for the period to which clause 11.1 relates, namely 2014 and H1 2015, O2 will not pay dividends, distribute capital or capital reserves in cash, or buy back own shares if this ratio of net financial debt / oibda ( as will be defined in the Securities Prospectus) materially exceeds the Target Leverage (1.0x) and will restrict the use of new debt to pay dividends, allowing it only if the ratio of net financial debt/ oibda consistently complies with the Target Leverage.

12	CONDUCT OF BUSINESS Conduct of business O2

12.1	For the period between the date of this Agreement up to and including the date of Closing as regards each O2 Group company, O2 will procure that:

12.1.1	each company of the O2 Group continues to be managed in accordance with prudent budgetary management practices of the O2 Group with the intention of improving the business;

12.1.2
O2 will not pay dividends, distribute capital or capital reserves in cash or buy back its own shares if the net financial debt/ oibda (as defined in the Securities Prospectus) exceeds the Target Leverage or will as a consequence thereof exceed the Target Leverage. It will also restrict the use of debt to pay dividends, allowing it only if the ratio of net financial debt/ oibda consistently complies with the Target Leverage; and

12.1.3	each company of the O2 Group carries on its mobile business in the ordinary course of business and is allowed to implement restructuring programmes. Conduct of business Royal KPN

12.2	For the period from the date hereof up to and including the date of Closing, Royal KPN will procure that:

12.2.1
each company of the E-Plus Group (and until the consummation of the Pre-Closing Restructuring each of E-Plus Mobilfunk GmbH & Co. KG and its Subsidiaries) continues to be managed in accordance with prudent budgetary management practices of the E-Plus Group with the intention of improving the business

12.2.2
each company of the E-Plus Group (and until the consummation of the Pre-Closing Restructuring each of E-Plus Mobilfunk GmbH & Co. KG and its Subsidiaries) shall carry on its business in all material respects in the ordinary and usual course consistent with past practice;

12.2.3
each material company of the E-Plus Group (and until the consummation of the Pre-Closing Restructuring each of E-Plus Mobilfunk GmbH & Co. KG and its Subsidiaries) carries on its business in the ordinary course, in particular keeps intact its business

***Confidential Treatment Requested

organization and will endeavour to maintain materially unchanged its services and relationships with customers, suppliers and others, save as otherwise agreed with O2;

12.2.4
no company of the E-Plus Group (and until the consummation of the Pre-Closing Restructuring none of E-Plus Mobilfunk GmbH & Co. KG and its Subsidiaries)  issues or agrees to issue any shares, debentures, bonds or other securities (including any options over or right to subscribe for any share capital, bonds or other security);

12.2.5	no company of the E-Plus Group adopts any material change in its organizational or corporate documents;

12.2.6	each company of the E-Plus Group maintains in force policies of insurance with appropriate limits of indemnity consistent with past practice;

12.2.7	the E-Plus Group does not sell, transfer or otherwise dispose of assets of the E-Plus Group with a value of at least EUR 25,000,000 (save as required by law or judicial decision or order);

12.2.8	none of the material telecommunications licences held by E-Plus are amended or terminated by it;

12.2.9
no company of the E-Plus Group enters into any guarantee or, indemnity or creates or agrees to create Encumbrances (other than buying assets subject to retention of title clauses in the ordinary course of business) over any of its assets outside the ordinary course of business and and/or with a (potential) financial impact in excess of EUR 1,000,000;

12.2.10
it will not employ, engage or terminate the employment or engagement of any employee at the first level below managing director level save where such position is being replaced or terminated for cause;

12.2.11	save as required to facilitate the due termination of intra-group agreements, no company of the E-Plus Group materially shifts outside the E-Plus Group or abandons its line of business;

12.2.12	all transactions entered into between a company of the E-Plus Group and any company of the Royal KPN Group shall take place on an arm’s length basis;

12.2.13	no company of the E-Plus Group shall initiate any material legal proceedings or arbitral proceedings in excess of EUR 10,000,000 save in the ordinary course of business;

12.2.14
no company of the E-Plus Group shall acquire or agree to acquire any shares or other interest in any company, partnership or other venture or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other

***Confidential Treatment Requested

type of corporate reconstruction (except pursuant to this Agreement), other than pursuant to obligations existing at the date of this Agreement;

12.2.15
no company of the E-Plus Group or member of the Royal KPN Group shall sell or purchase or dispose of any interest in any share or other security of any company of E-Plus Group (except pursuant to this Agreement);

12.2.16	no company of the E-Plus Group attempts or agrees, conditionally or otherwise, to do or permit (whether by decision or omission or otherwise) to be done any of the foregoing;

12.2.17
the Elsa Group manages its business with the intention of maintaining (i) the level and quality of customer service, (ii) the practice of cash collection, (iii) the practice of making payments when due and only when due, (iv) the standards and principles for customer acquisition, (v) billing procedures and credit granted to customers and (vi) purchasing of supplies, and capital expenditure as well as repairs and maintenance, all as in the ordinary course of business and consistent with past practice;

12.2.18
Capex and Operation Lease Obligations should be managed according to the forecasted budget, and in any case during the interim period, Elsa shall invest in Capex an amount in line with 2012 reported figures and will not incur additional operational lease obligations that, together with the existing operational leases, will have total cumulative operating lease obligations in excess of [***] (being the net present value).

12.2.19	the members of the E-Plus Group maintain their assets, including network infrastructure and IT systems, in good condition in accordance with past practice and subject to normal wear and tear.

12.3
Capex investment and Operation Lease Obligations should be managed according to the forecasted budget, and in any case during the interim period, E-Plus shall invest in capex an amount in line with 2012 reported figures and with market  conditions and will not incur additional operational lease obligations that, together with the existing operational leases,  exceed on an annualized basis [***] per year or will have total cumulative operating lease obligations in excess of [***].

12.4
If a company of the E-Plus Group receives a written notice threatening a change of control termination of a material contract which is reasonably expected to have a material adverse effect on the business of the E-Plus Group as a whole, it will notify O2 thereof within 10 Business Days of receipt of such notice. To the extent necessary the Parties will establish and make use of clean teams to ensure full compliance with applicable anti-trust laws.

12.5
Royal KPN shall procure that E-Plus and its Subsidiaries offers to a maximum number of 30 employees of E-Plus, whose names and/or functions will be notified in writing to Royal KPN by O2, the terms and conditions of a retention plan to be mutually agreed

***Confidential Treatment Requested

between O2 and E-Plus, aimed to prevent their respective contracts of employment with E-Plus being terminated, all in compliance with German labour law.

12.6
Royal KPN shall procure that E-Plus prepares and delivers to O2 the following statements on consolidated E-Plus group level (IFRS): at least within fifteen (15) Business Days after the end of each calendar month, a monthly management report, in any case in the form and the content currently prepared, especially a balance sheet or equivalent statement of financial position of E-Plus as of the end of each such month, the related profit and loss statement and cash flows for such month, ageing accounts receivables and ageing accounts payable.

13	CONFIDENTIALITY

13.1
Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of Telefónica Group or Royal KPN Group without the prior written approval of Telefónica and Royal KPN. This shall not affect any announcement or circular required by Law or the rules of any recognised stock exchange on which the shares of either Party are listed, provided that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

13.2	Confidentiality undertaking

13.2.1	The Confidentiality Agreements shall cease to have any force or effect as of Closing.

13.2.2
Subject to Clause 13.1 and Clause 13.2.3, each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (or any such other agreement); or

(c)
a Party to this Agreement or the business activities carried on by it or any member of its group of companies, including but not limited to the business activities of E-Plus and O2; provided that this sub Clause 13.2.2(c) shall only apply to Telefónica and its Affiliates as far as it concerns the business activities of E-Plus and O2 until the Closing.

13.2.3	Clause 13.2.2 shall not prohibit disclosure or use of any information if and to the extent:

***Confidential Treatment Requested

(a)	the disclosure or use is required by Law or any recognised stock exchange on which the shares of any Party are listed;

(b)	the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(c)
the disclosure or use is required for the purpose of any legal proceedings arising out of this Agreement or any other agreement entered into or any shareholder's resolution taken under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d)
the disclosure is made to professional advisors of any Party on terms that such professional advisors undertake to comply with the provisions of Clause 13.2.2 in respect of such information as if they were a party to this Agreement;

(e)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(f)	the disclosure is made to shareholders of a Party as such party may deem appropriate in order to duly fulfil its information duties towards such shareholders; or

(g)
the other Party has given prior written approval to the disclosure or use;

provided that prior to disclosure or use of any information pursuant to Clause 13.2.3(a), 13.2.3(b), or 13.2.3(c), the Party concerned promptly notifies the other Party (if legally permissible) of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

13.2.4
In addition to Clause 13.2.2, Royal KPN and its Subsidiaries shall treat as strictly confidential and not disclose or use any information received or made accessible in connection with this Agreement in relation and with respect to Telefónica, the Telefónica Group and its members, O2, O2 Group and its members as well as their respective business operations.

14	NON-COMPETITION OBLIGATION, NON-SOLICITATION OBLIGATION

14.1
Non-competition obligation

Royal KPN and its Subsidiaries (excluding the members of the E-Plus Group) shall not, within two (2) years from the Closing Date, be engaged, directly or indirectly (except through the participation in O2) in the mobile telecommunications sector in Germany.

***Confidential Treatment Requested

14.2
Non-solicitation obligation

Royal KPN and its Subsidiaries (excluding the members of the E-Plus Group) shall, for a period of two (2) years from the Closing Date, not actively solicit any employees of any member of the E-Plus Group.

15	MISCELLANEOUS

15.1
Entire agreement

This Agreement and the further agreements to be entered into under this Agreement contain the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement and its Schedules.

15.2	No Assignment

15.2.1
Subject to Clause 15.2.2, no Party may, unless with the prior written consent of the other Party, assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement.

15.2.2
Telefónica has the right to assign and transfer or grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement to any of its Subsidiaries at any time, provided that the assignee becomes a party to this Agreement by means of the execution of an accession agreement in due form, in which it undertakes to fulfil all obligations of Telefónica (including obligations which have become due) pursuant to this Agreement and any agreements which are made pursuant to this Agreement as its own obligations, whilst Telefónica remains fully liable for the fulfilment of those obligations.

15.3	Waiver

No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the party entitled to such waiver.

15.4	Amendment

No amendment of this Agreement, including this provision, shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties, unless notarization is required by mandatory law. The Parties will cooperate in good faith to agree on amendments to this Agreement with a view to rectifying technical and other errors and, to the extent necessary, to express their respective rights and obligations with more clarity.

***Confidential Treatment Requested

15.5	Set-off and Retention.

Except as otherwise provided in this Agreement, no Party shall be entitled to set off (aufrechnen) or net off (verrechnen) against any claims of any other Party for the Payment of the Purchase Price and for claims concerning tax matters under or in connection with this Agreement, or to exercise any right of retention (Zurückbehaltungsrecht) as defense against such claims.

15.6	Third-party rights Save as expressly otherwise stated, this Agreement does not contain any stipulation in favour of a third party.

15.7	Method of payment

15.7.1
Wherever in this Agreement it is provided that a payment is to be made or procured by Royal KPN (or any Subsidiary of Royal KPN) to Telefónica (or any Subsidiary of Telefónica), Royal KPN shall arrange that such payment shall be made by Royal KPN for itself and on behalf of the relevant member of Royal KPN Group to Telefónica for itself and on behalf of the relevant member of Telefónica Group.

15.7.2
Wherever in this Agreement it is provided that a payment is to be made or procured by Telefónica (or any Subsidiary of Telefónica, excluding O2 and its Subsidiaries) to Royal KPN (or any Subsidiary of Royal KPN), Telefónica shall arrange that such payment shall be made by Telefónica for itself and on behalf of the relevant member of Telefónica Group, excluding O2 and its Subsidiaries, to Royal KPN for itself and on behalf of the relevant member of Royal KPN Group.

15.7.3
Wherever in this Agreement it is provided that a payment is to be made or procured by O2 (or any Subsidiary of O2) to Royal KPN (or any Subsidiary of Royal KPN), O2 shall arrange that such payment shall be made by O2 for itself and on behalf of the relevant member of O2 Group to Royal KPN for itself and on behalf of the relevant member of O2 Group.

15.7.4
Any payments shall be effected by crediting for same day value the account specified by Royal KPN, O2 or Telefónica, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment. Such payments by Royal KPN, O2  or Telefónica shall to the extent legally possible be treated as an adjustment of the Purchase Price for Tax purposes at the level of the respective relevant group member.

***Confidential Treatment Requested

15.8	Costs

15.8.1	Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account.

15.8.2	The costs incurred for notarization of this Agreement and any agreement or deed related thereto shall be borne by Telefónica.

15.9	Notices

15.9.1	Any notice in connection with this Agreement shall be:

(a)	in writing;

(b)	in English; and

(c)	delivered by hand, fax, registered post or courier.

15.9.2
A notice to Telefónica shall be sent to Telefónica at the following address, or such other person or address as Telefónica may notify to Royal KPN from time to time:

Telefónica, S.A.

Attn:                      General Counsel

Fax:                      +3491 727 14 05

E-mail:                  secretaria.general@telefonica.es

Address:               Ronda de la Comunicación s/n 28050 Madrid

15.9.3
A notice to O2 shall be sent to O2 at the following address, or such other person or address as O2 may notify to Royal KPN from time to time:

Telefonica Deutschland Holding AG

Attn:                      Mr Markus Haas, Chief Strategy Officer, General Counsel

Fax:                      +49(0)89-2442-1443

E-mail:                  markus.haas@telefonica.com

Address:               Georg-Brauchle-Ring 23-25, 80992 Munich

15.9.4
A notice to Royal KPN shall be sent to Royal KPN at the following address, or such other person or address as Royal KPN may notify to Telefónica from time to time:

Attn:                     Mr Jasper Spanbroek, Chief Legal Officer

E-mail:                  jasper.spanbroek@kpn.com

Address:               Maanplein 55, TP5/6.25, 2516 CK The Hague, the Netherlands

***Confidential Treatment Requested

With a copy to:

 Allen & Overy

Address:               Apollolaan 15, 1077 AB Amsterdam, the Netherlands

Fax:                      +31 20 674 1387

Attention:              Mr J.L. Burggraaf

15.9.5	A notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier;

(b)	at the time of transmission in legible form, if delivered by fax.

15.10	Invalidity If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

(b)
Royal KPN and Telefónica shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

15.11	Dispute resolution

15.11.1
The parties are encouraged to settle their dispute amicably. They may at any stage of the dispute enter into negotiations for the settlement of their dispute. For that purpose representatives of the top executive level shall make themselves available. Amicable settlement discussions shall in no way impede the filing or conduct of arbitral or court proceedings.

15.11.2
All disputes arising out of or in connection with this Agreement or its validity shall be finally settled under the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law by three arbitrators appointed in accordance with said Rules.

15.11.3
Each party shall nominate one arbitrator. The two co-arbitrators shall agree on a president of the tribunal and may for that purpose communicate with their respective parties. In the event that both O2 and Telefónica are joint claimants or joint respondents, O2 and Telefónica shall nominate one arbitrator jointly. O2 hereby authorises Telefónica to make the joint nomination on behalf of both of them should they not agree on a joint

***Confidential Treatment Requested

candidate within the time-limit set by the DIS. The language of the arbitration shall be English. The seat of the arbitration shall be Frankfurt am Main, Germany.

15.11.4
Where a statement of claim arising out of or in connection with this Agreement is submitted between any of the Parties already involved in other arbitral proceedings pending under the DIS Rules, the DIS Secretariat, upon request of any Party, may decide, after consulting with the parties to all proceedings, that the new case shall be referred to the arbitral tribunal already constituted for the existing proceedings. The DIS Secretariat may proceed likewise where a statement of claim is submitted arising out of or in connection with the Agreement between Parties which are not identical to the parties in the existing arbitral proceedings. When rendering its decision, the DIS Secretariat shall take into account all circumstances, including the links between the two cases and the progress already made in the existing proceedings. Where the DIS Secretariat decides to refer the new case to the existing arbitral tribunal, the Parties to the new case shall be deemed to have waived their right to designate an arbitrator.

15.11.5
Where a party to the Agreement requests to participate in pending arbitral proceedings under the DIS Rules arising out of or in connection with the Agreement, or where a party to pending arbitral proceedings under the DIS Rules arising out of or in connection with the Agreement intends to cause another party to the Agreement to participate in the pending arbitration proceedings (the party requesting to participate, or the party caused to participate, in the pending arbitral proceedings herein referred to as the “Related Third Party”), the arbitral tribunal shall decide on such request, after consulting with all parties, taking into account all circumstances it deems relevant and applicable. Where the arbitral tribunal decides that the Related Third Party that requested, or that was caused, to participate in the arbitral proceedings pursuant to this Clause 15.11.5 can participate, the Related Third Party shall be deemed to have waived its right to designate an arbitrator and is bound by the outcome as well as by the legal and factual findings of the arbitral tribunal in the arbitral proceedings irrespective of whether the Related Third Party that was caused to participate actually participates.

15.11.6
In the event that applicable mandatory law requires any matter arising out of or in connection with this Agreement to be decided upon by an ordinary court of law, the competent courts in Frankfurt am Main shall have the exclusive jurisdiction. In any event, jurisdiction in regard to any legal action related to the conduct of the arbitral proceedings shall lie with the competent courts at the place of arbitration. Jurisdiction in regard to requests for interim relief filed with the ordinary courts of law shall lie with any competent court.

15.11.7
The Parties to this Agreement undertake to make, and to cause their relevant Subsidiaries to make, all declarations and to take, and to cause their relevant Subsidiaries to take, all steps as may be required to ensure the settlement of disputes in accordance with this Clause 15.11.

***Confidential Treatment Requested

15.12
Governing Law

This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Laws of the Federal Republic of Germany to the exclusion of the CISG (Convention on Contracts of International Sale of Goods) and excluding any rule of law which would result in the application of any Law other than German Law.

16           MISCELLANEOUS

16.1
As to the Rules of Arbitration issued by Institution für Schiedsgerichtsbarkeit e.V. as of today reference is hereby made to the deed drawn by Notar Dr. Michael Bohrer as of March 1st, 2013, URNr. 827/13, the certified copy of which was presented to the Parties and was inspected by them. The Parties know its content and waive their rights to have the deed read out again as well as to have the deed attached to this deed.

16.2	Certified copies of this deed shall be sent to

•	each Party

•	Finanzamt Körperschaften

•	Finanzamt Grunderwerbssteuer

•	each law firm mentioned in the Preamble.

16.3	The GmbH referred to above owns real estate.

This document and all its enclosures were read out loud
by the Notar.
Schedule 2 furthermore was inspected by the Parties.
This deed was approved by the Parties
and signed by them and by the Notar:

gez. Simon Schmid
gez. Marcel Ritter

L.S.	gez. Dr. Michael Bohrer, Notar

***Confidential Treatment Requested

Schedule 1	Definitions

"Affiliate" means any entity or person affiliated within the meaning of sections 15 et seq. German Stock Corporation Act (Aktiengesetz, AktG);

"Agreed Terms" means, in relation to a document, such document in the terms agreed between Royal KPN and Telefónica and signed for identification by Royal KPN's Lawyers and Telefónica's Lawyers with such alterations as may be agreed in writing between Royal KPN and Telefónica from time to time;

"Agreement" means this share purchase agreement and the Schedules thereto;

“Authorized Capital” has the meaning set out in Clause 3.1.4(b) of this Agreement;

"Business" means the business of E-Plus Gesh, E-Plus Mobilfunk GmbH & Co. KG and their Subsidiaries as conducted at the date hereof, excluding any shareholder loan liabilities of E-Plus Mobilfunk GmbH & Co. KG towards Royal KPN or one or more of Royal KPN’s Subsidiaries in the nominal amount of approximately EUR 22.5 billion (including all accrued interest and costs);

"Business Day" means a day which is not a Saturday, a Sunday, or an official holiday in Amsterdam, the Netherlands; Madrid, Spain; and/or Munich, Germany;

“Call Option” has the meaning set out in Clause 3.4 of this Agreement;

“Capex” shall mean any capital expenditure that is incurred (either as cash out flow or included as payable in working capital) either to buy fixed assets (tangible and intangible) or to upgrade (increasing the useful life or the capability/functionalities) fixed assets with a useful life extending beyond the taxable year, including advance payments to fixed asset suppliers and investment in fixed assets in progress;

“Cash” shall mean: (i) cash at hand, cash at national banks, cash at banks, and cash in transit (to the extent it has not been irrevocably recalled); plus (ii) checks and bills of exchange (to the extent presented for payment and which have upon presentation been honored); (iii) minus all checks drawn on or payments made from any bank accounts.

“Cash Consideration” has the meaning set out in Clause 2.1.3 of this Agreement;

“Claim” has the meaning set out in Clause 9.1 of this Agreement;

“Clean Team” means a team of accountants and other experts of KPMG engaged by O2 to review the Draft Effective Date Accounts, with KPMG having undertaken to E-Plus that it will keep commercially sensitive information concerning E-Plus Group strictly confidential;

"Closing" means the performance of the actions set out in Schedule 5;

***Confidential Treatment Requested

“Closing Clean Team” shall mean a team of accountants and other experts of KPMG engaged by O2 to assist in the monitoring of the preparation and the review of the Draft Effective Date Accounts, with KPMG having undertaken to Elsa that it will keep commercially sensitive information concerning Elsa Group strictly confidential; it being understood that the aforementioned confidentiality undertaking shall not apply in relation to any information regarding the preparation of the Draft Effective Date Accounts which may be disclosed to O2, Telefónica and/or their advisers after the Closing Condition in Clause 4.1.2 of the Agreement has been fulfilled.

"Closing Date" means the date on which Closing has taken place;

"Closing Conditions" means the conditions set out in Clause 4.1, and "Closing Condition" means any one of them or the relevant one of them, as the context requires;

"Confidentiality Agreement" means the confidentiality agreements dated 17 July 2013 between Telefónica and Royal KPN and between O2 and Royal KPN, respectively, pursuant to which Royal KPN and O2, respectively, made available to Representatives of Telefónica certain information relating to the E-Plus Group;

“Consideration Shares” has the meaning set out in Clause 3.1.4(a) of this Agreement;

“Contribution Agreement” is set forth in Clause 3.2.3(f);

“Contribution in Kind” has the meaning set out in Clause 2.1.3 of this Agreement;

“Debt” shall mean: (i) bank loans and drawn facilities (including, without limitation, all drawn overdraft facilities); plus (ii) promissory notes, commercial papers, loans from third parties (other than banks), finance leases or any similar arrangements or facilities; plus (iii) outstanding break costs, interest charges and accruals and other costs and expenses payable upon redemption or repayment of such above arrangements; plus (iv) outstanding fees incurred by any member of the Group relating to the sale of the Elsa Participation; plus bonuses or commissions payable by any member of Elsa Group relating to the sale of the Elsa Participation; plus (v) pension and long term provisions (excluding dismantling provisions and onerous contracts); plus (vi) all liabilities for Taxes and other liabilities or provisions to the extent they include Taxes (other than deferred tax liabilities) to the extent that the liabilities are not payable and/or covered by the Tax indemnity in Clause 10 of the Agreement; plus (vii) any other debt requiring repayment; plus (viii) any outstanding amounts payable by any member of Elsa Group to any member of Royal KPN Group or any other third parties, excluding any item taken into account in the calculation of Working Capital;

“Direct Resolution Regarding the Capital Increase Against Contribution in Kind” has the meaning set out in Clause 3.1.4(a) of this Agreement;

“Disputed Item” has the meaning set out in Schedule 3;

***Confidential Treatment Requested

“Draft Effective Date Accounts” has the meaning set out in Schedule 3;

“Effective Date” 1 January 2014 at 00:01hrs;

“Effective Date Accounts” means the consolidated statement (as prepared pursuant Schedule 3) as at the Effective Date for the purpose of determining Net Debt and Working Capital which is derived from E-Plus Group's consolidated financial statements as at 31 December 2013 and as if the Pre-Closing Restructuring has been completed as at that date;

“E-Plus” means E-Plus KG, a limited liability partnership to be established with its corporate seat in Dusseldorf;

“E-Plus Debt Restructuring” has the meaning set out in Clause 4.1.7(b) of this Agreement;

“E-Plus Gesh” has the meaning set out in the preamble of this Agreement;

“E-Plus Gesh Shares” has the meaning set out in the preamble of this Agreement;

“E-Plus Group” has the meaning set out in the preamble of this Agreement;

“E-Plus Information Technology” has the meaning set out in Schedule 7;

“E-Plus Mobilfunk Consolidated Financial Statements” have the meaning as set out in Schedule 7;

“E-Plus Participation” has the meaning set out in the preamble of this Agreement;

“E-Plus Pension Scheme” has the meaning set out in Schedule 7;

“Encumbrance” means any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or other security agreement or right of third parties or an agreement or obligation to create any of the foregoing;

“Estimated Cash Consideration” has the meaning set out in Schedule 3;

“Estimated Closing Net Debt” has the meaning set out in Schedule 3;

“Estimated Closing Working Capital” has the meaning set out in Schedule 3;

“Fiduciary Out” has the meaning set forth in Clause 3.2.2(a) of this Agreement;

“Final Cash Consideration” has the meaning set out in Schedule 3;

“German MVNO” means German mobile virtual network operations;

“Germany” has the meaning set out in the introduction to this Agreement;

***Confidential Treatment Requested

"Governmental Authority" means any supranational governmental commission, council, directorate, court, trade agency, regulatory body or other authority, or any national government, any legislature, any political subdivision of a national government or of any state, county, province or local jurisdiction therein, or any agency or instrumentality of any such government or political subdivision to the extent it has jurisdiction, however, excluding any Merger Clearance Authority;

“Independent Accounting Firm” has the meaning set out in Schedule 3;

“Royal KPN” has the meaning set out in the preamble of this Agreement;

Royal KPN and Others Shareholding has the meaning set out in Clause 3.4.1 of this Agreement;

“Royal KPN EGM” has the meaning set out in Clause 3.1.1 of this Agreement;

“Royal KPN EGM Approval” has the meaning set out in Clause 3.1.1 of this Agreement;

“Royal KPN Group” has the meaning set out in the preamble of this Agreement;

“Royal KPN’s Lawyers'' means Allen & Overy LLP with offices at Apollolaan 15, Amsterdam, the Netherlands;

“Royal KPN Warranties” has the meaning set out in Schedule 7 to this Agreement;

"Law" means any applicable statute, law, ordinance, decree, judgement, order, rule or regulation of any Governmental Authority;

“Leakage” means any of the following which occur after the Effective Date, and on or before Closing:

(a)           any dividend, or distribution declared, paid or made by any E-Plus Group company to any Royal KPN Group company (other than an E-Plus Group company), including any compensation for the redemption of shares;

(b)           the waiver or discount by any E-Plus Group company of any amount or obligation owed to such E-Plus Group company by any Royal KPN Group company (other than E-Plus Group companies);

(c)           any assumption of liabilities owed by Royal KPN or a Subsidiary (other than an E-Plus Group company);

(d)           the purchase by any E-Plus Group company from Royal KPN of any assets not on arm's length terms;

***Confidential Treatment Requested

(e)           any payment or commitment to pay any fees for or costs of the Transaction as contemplated in this Agreement,

(f)           any other transfer of assets or value without full fair cash compensation by any E-Plus Group company to any Royal KPN Group company (other than E-Plus Group companies); or

(g)           the agreement or undertaking by any E-Plus Group company to do any of the matters set out in paragraphs (a) to (f) above;

but excluding any Permitted Leakage;

“Liens” means liens, sureties, pre-emptive rights, options, pledge, encumbrance, other third-party rights on the free transferability of any right or asset or claims of any nature whatsoever other than by operation of law;

“Listing Shares” have the meaning set out in Clause 3.1.6(b) of this Agreement;

“Lock-up Period” has the meaning set out in Clause 3.2.3(a) of this Agreement;

“Long Stop Date” has the meaning set out in Clause 4.3.1 of this Agreement;

“Matching Right” has the meaning set out in Clause 3.2.2(a) of this Agreement;

"Member States" means the member states of the European Union from time to time, and "Member State" means any of them or the relevant one of them, as the context requires;

"Merger Clearance Authorities" means the European Commission or the Bundeskartellamt and any other Governmental Authority having jurisdiction in respect of the Transaction, except Telefónica and Royal KPN agree that such Governmental Authority shall not be a Merger Control Authority;

“Net Debt” shall include the line items set out in the Net Debt section of Part 2 of Schedule 3; provided that if Elsa Group creates new codes or makes reclassifications between, to or from line items, up to and including the Effective Date, such codes and line items shall be included in Net Debt if they are either Cash or Debt and, for the avoidance of doubt, Cash items shall increase the Net Debt and Debt items shall reduce the Net Debt;

"Notary" means a German civil law notary;

“Notice of Disagreement” has the meaning as set out in Schedule 3;

“O2” has the meaning set out in the preamble of this Agreement;

“O2 Group” has the meaning set out in the preamble of this Agreement;

“O2 Shares” have the meaning set out in Clause 2.1.3 of this Agreement;

***Confidential Treatment Requested

“Party” or “Parties” have the meanings set out in the introduction to this Agreement;

"Permits" means all permits, licenses and other public law approvals (öffentlich-rechtliche Erlaubnisse) which are necessary to conduct the business of the respective company of the Royal KPN Group or Telefónica Group, as the case may be;

“Permitted Leakage” has the meaning given to it in Clause 2.1.9;

“Pre-Closing Restructuring” means the steps set out in Schedule 10 to be effectuated prior to Closing;

“Regulated Market” has the meaning set out in Clause (b) of this Agreement;

"Representative" means any officer, employee, legal advisor, financial advisor, accountant or other agent, of the Party concerned;

“Revised Offer” has the meaning set out in Clause 3.2.2(d) of this Agreement;

“Rights Offering” has the meaning set out in Clause 3.1.4(a) of this Agreement;

“ROFO” has the meaning set out in Clause 3.2.4(a) of this Agreement;

“ROFO Shares” have the meaning set out in Clause 3.2.4(a) of this Agreement;

“Securities Prospectus” have the meaning set out in Clause 3.1.6(ba of this Agreement;

“Shareholder’s Loans” means all shareholder’s loans from any member of the Royal KPN Group (other than any member of the E-Plus Group) to E-Plus Mobilfunk GmbH & Co. KG;

''Signing'' means the signing by the Parties of this Agreement;

"Signing Date" means the day on which the last Party signing this Agreement has signed this Agreement;

"Subordinations" has the meaning ascribed to it in Clause 3.3.5(f);

"Subsidiaries" means any entities and persons controlled according to section 17 German Stock Corporation Act (Aktiengesetz) and "Subsidiary" means any one of them or the relevant one of them, as the context requires;

“Superior E-Plus Offer” has the meaning set out in Clause 3.2.2(a) of this Agreement;

“Superior E-Plus Offer Notice” has the meaning set out in Clause 3.2.2(b) of this Agreement;

***Confidential Treatment Requested

“Target Leverage” has the meaning set out in Clause 11.2 of this Agreement;

“Tax” or “Taxes” shall mean all federal, state and local, domestic and foreign, taxes including but not limited to taxes mentioned in Section 3 of the German General Tax Code (Abgabenordnung), assessments, duties or similar charges of any kind, including, but not limited to social security contributions (Sozialversicherungsbeiträge) and all corporate, corporate franchise, income, trade, sales, use, ad valorem, receipts, value added, profits, license, withholding on amounts paid to or by any person, employment, excise, property, net worth, capital gains, transfer, stamp, documentary, contribution, payroll, environmental, alternative minimum, occupation and recapture taxes and customs duties (Zölle) and other import charges and other taxes, including any interest, penalties and additions imposed with respect to such amounts, in each case independent of whether the taxpayer is the obligor or is only held liable for the payment of tax of another person but excluding any deferred taxes (latente Steuern); the provisions on Taxes in this Agreement shall apply accordingly, mutatis mutandis, to indemnification claims brought by a third party in relation to Taxes.

“Tax Authority” means any governmental authority responsible for the assignment, imposition, collection or administration of any Tax.

“Telefónica” has the meaning set out in the preamble of this Agreement;

“Telefónica Group” has the meaning set out in the preamble of this Agreement;

"Telefónica’s Lawyers" means McDermott Will & Emery Rechtsanwälte Steuerberater LLP with offices at Feldbergstraße 35, 60323 Frankfurt am Main, Germany;

"Transaction" has the meaning set out in the preamble of the Agreement.

“Working Capital” shall include the line items set out in the Working Capital section of Part 2 of Schedule 3; provided that if Elsa Group creates new codes or makes reclassifications between, to or from line items, up to and including the Effective Date, such codes and line items shall be included in Working Capital if they are part of either the consolidated current assets of Elsa Group (which for the avoidance of doubt shall not include any fixed assets, such as for example, intangible assets, property, plant and equipment and other non-current assets, any other item included in the net debt schedule in Part 2 of Schedule 3, and any deferred income tax assets, either current or non-current, or Cash) or of the consolidated current liabilities of Elsa Group (not including any amount of Debt and current income tax liabilities, but including the other payables and deferred income included in non-current liabilities).

***Confidential Treatment Requested